Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial position

The principal components of assets and liabilities are at year end, as follows:

Assets	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current assets	2,707,824	2,698,968
Non-current assets	10,922,911	10,852,218

Total assets	13,630,735	13,551,186

Liabilities	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current liabilities	1,498,046	1,425,287
Non-current liabilities	5,090,642	5,160,140
Non-parent participation	73,029	74,437
Net equity attributable to parent company	6,969,018	6,891,322

Total net equity and liabilities	13,630,735	13,551,186

As of March 31, 2013, total assets increased by 80% compared to December 31, 2012, equivalent to 0.59% of variation. This deviation is mainly attributable to an increase in the balance of Property, plant and equipment, biological assets and inventories, offset by a decrease in non-financial assets (in 2012 compensation was received for fire insurance in Nueva Aldea).

Moreover, liabilities increased US$ 3 million mainly attributable to an increase in Non-Financial Liabilities by increasing the provision of minimum dividend (interim dividend recognition for the period 2013 and definitive year 2012), offset by a net decrease in financial liabilities.

The main financial and operating indicators relating to balance are as follows:

Liquidity ratios	03-31-2013	12-31-2012
Current Liquidity (current assets / current liabilities)	1.81	1.89
Acid ratio (( current assets-inventories, biological assets) / Current liabilities)	1.07	1.14

Debt indicators	03-31-2013	12-31-2012
Debt to equity ratio (total liabilities / equity)	0.94	0.95
Short-term debt to total debt (current liabilities / total liabilities)	0.23	0.22
Long-term debt to total debt (non-current liabilities / total liabilities)	0.77	0.78

	03-31-2013	03-31-2012
Financial expenses coverage ratio (earnings before Taxes + interest expense / interest expense)	2.95	2.06

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	03-31-2013	12-31-2012
Inventory turnover-times (cost of sales / inventories + current biological assets))	3.11	2.94
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.06	3.91
Inventory permanence-days ( Inventories + biological assets)) /cost of sales)	115.92	122.63
Inventory permanence (excluding biological assets) (inventory / cost of sales)	88.66	92.09

The ratio current liquidity and of reason acidic are presented similarly in the period 2013 compared with exercise 2012.

As of March 31, 2013, the short-term debt represented 23% of total liabilities (22% as of December 31, 2012).

The ratio of financial expenses covered presents an increase of 2.06 to 2.95. This drop is mainly attributable to greater result of the period 2013, compared to the same period of 2012.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$ 109 million compared to a profit of US$ 61 million in the same period of the previous year, positive variation of US$ 48 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	50
Other operating income	14
Distribution and administrative expenses	(29)
Other operating expenses	18
Difference of exchange	(13)

Others item	8

Net change in income before income tax	48

Gross Margin presents a profit of U.S.$ 336 million, amount of U.S.$ 50 million higher compared to the same period (U.S.$ 286 million) caused by a proportional increase in Cost of sales and a decrease in sales prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2013 ThU.S$	03-31-2012 ThU.S$
Pulp	500.797	474,645
Sawn timber	186,822	188,844
Panels	449,897	304,496
Forestry	37,642	33,975
Other	7,146	8.469

Total revenues	1,182,304	1,010,429

Sales costs	03-31-2013 ThU.S$	03-31-2012 ThU.S$
Wood	210,852	208,091
Forestry work	148,758	136,064
Depreciation	64,864	53,431
Other costs	421,887	327,000

Total sales costs	846,361	724,586

Profitability index	03-31-2013	12-31-2012
Profitability on equity	5.34	2.01
Profitability on assets	2.75	1.08
Return on operating assets	3.28	1.76

Profitability ratios	03-31-2013	03-31-2012
Income per share (U.S.$) (1)	0.79	0.45
Income after tax (ThU.S.$) (2)	93,515	52,062
Gross margin (ThU.S.$)	335,943	285,843
Financial costs (ThU.S.$)	(55,957)	(58,082)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	03-31-2013 ThU.S$	03-31-2012 ThU.S$
Gain (loss)	93.5	52.1
Finance cost	56.0	58.1
Financial Income	(5.5)	(4.5)
Expenses for income tax	15.6	9.3
EBIT	159.6	115.0
Depreciation and amortization	69.5	57.6
EBITDA	229.1	172.6
Cost at fair value of the harvest	72.8	73.0
Gain from changes in fair value of biological assets	(67.6)	(43.9)
Exchange difference	2.0	(10.8)
Adjusted EBITDA	236.2	190.9

2. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

3. MARKET SITUATION

Pulp Division

Pulp sales reached US$ 500.8 million (including energy sales) for the first quarter of 2013, a decrease of 3.8% compared to the previous quarter. This decrease was mainly due to lower sales volume of 6.1% and higher average prices of 2.7%.

When compared with the same period of 2012, pulp sales increased 5.5%, mainly due to higher average prices of 0.4%, higher sales volume of 0.9% and higher energy sales.

Since the beginning of this first quarter of the year, we have seen an increase in prices of long fiber and short fiber pulp in all markets. Such increases have been driven by Asian and American markets. Europe has followed the trend to a lesser extent and with some difficulty given the demand for end-products in the European market.

The inventory levels that had been stable and had experienced a decrease in December 2012, now increased. The most important increase was in short fiber, with inventory levels 5 days higher than December and first quarter 2012. It is important to mention that in general inventory levels decrease during December every year, so the increase during the first quarter is normal.

Europe continues with less consumption of pulp. In March of this year, pulp consumption dropped again with respect to March 2012 by 1.4%. Nonetheless, producers have anticipated such decrease in consumption and shipments decreased hence regulating inventory levels which dropped 3.4% in March respect to March 2012. With this situation prices also have slightly increased, approximately 3% in long fiber and 2% in short fiber. However, the situation in Europe in general continues difficult and the trend of integrated paper producers releasing pulp to the spot market continues and affects the pulp market, especially the long fiber market. At the same time, the higher supply of long fiber is competing with short fiber, replacing it if the technical and economic feasibility allows, and in the short term limiting as well the price of short fiber pulp.

With the new Chinese government there is more optimism with respect to incentives to increase internal consumption in China, but so far this has not meant strong demand in the first quarter. On the contrary, pulp imports decreased 13.2% in long fiber and 13.5% in short fiber during the first months of the year. As opposed to this trend, prices have increased more than in other geographies. In long fiber the price increase during the first quarter was 5% and in short fiber approximately 8%. These price increases were important if we take into consideration that the first quarter of the year is normally stable and not necessarily with strong demand moreover considering the Chinese New Year.

Other markets such as Middle East and Latin America continued with a stable but strong demand. Prices have also been increasing following global trends and especially Middle East where there was fewer pulp surplus supply, except for some long fiber European producers and some short fiber supply coming from Brazil at the beginning of the quarter.

The fluff market continued stable at low levels during all the quarter but with optimism towards the second quarter due to higher demand of this pulp grade in North America, a very important market and producer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Production during the first quarter of the year was in line with planned levels, meeting production and sales targets (closed deals), however, invoicing levels did not reach target levels due to the strike at ports that affected most of Chile and in particular ports from the Eighth Region, which are the main ports from where we ship our pulp. We expect to recover the sales level during the second quarter.

Sawn Timber Division

Our Sawn Timber division had total sales of US$ 186.8 million for the first quarter of 2013, representing a 10.3% decrease compared to the previous quarter. During this quarter our change in the product sales mix set our average sales price 11.3% lower than the previous quarter, however, volume sales increased 0.6%.

When compared with the same period of 2012, sawn timber and remanufactured wood products sales decreased 1.1%, mainly due to a product sales mix that resulted in a lower average price of 6.3%, partially offset by higher sales volume of 0.3% and by new energy sales (Viñales Co-generation Plant) that started at the end of the second quarter of 2012.

The real estate and construction markets in the United States continued with positive growth during the first quarter of 2013. The Housing Starts Index reached 1.036.000 units per year during March which is a 46.7% increase as compared to March 2012. Current construction levels continue to be low if compared to the historical 10-year average. On average, during the first quarter of 2013 the sales price of moldings in the United States increased when compared to the last quarter of 2012.

During the first quarter of this year the solid wood market has shown a recovery in volumes and prices. Sales orders have increased and there is an upward pressure in prices of wood in most of the markets we sell.

Panels Division

Panel sales reached US$ 449.9 million in the first quarter of this year, an increase of 6.1% when compared to the US$ 424.1 million obtained in the fourth quarter of the year. This increase is mainly explained by an increase in sales volume of 0.8%.

The Panels Division closed the first quarter of 2013 with an increase in accumulated sales of 78% respect to the same quarter of 2012. The increase is explained by the addition of sales coming from our new operations in USA and Canada. Regardless of this important growth, in the case of Argentina and Chile, sales volume during the quarter were stable.

In the case of MDF panel boards, sales volume increased 105% respect to the same quarter of 2012. This strong growth is explained by an increase of supply in the North American market after the Flakeboard and Moncure acquisitions, and also because of the start of the new MDF line in Jaguariaiva, Brazil.

Sales volume of PBO grew 170% with respect to the same quarter of 2012 due to the increase of supply in North America and the additional volume supplied by our new Teno mill in Chile.

In MDF moldings, sales volume grew 10% when compared to the same quarter of 2012, mainly explained by higher demand in North America driven by the housing starts recovery in that market. As of March 2013, prices have increased 19% respect to the March 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Sales volume of our HB panels dropped 9% with respect to the first quarter of 2012. This is explained by a lower demand in South American markets.

4. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2013 ThU.S.$	03-31-2012 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	169,575	112,787
Cash flow from financing activities:
Loan and bond payments	(52,087)	409,506
Dividend payments	(6,224)	—
Others	—	346
Cash flow from investment activities:
Purchase and sales of permanent investments (net)	(13,252)	(100,066)
Incorporation and sale of property, plant and equipment	(68,653)	(152,487)
Incorporation and sale of biological assets	(31,131)	(30,117)
Loan to related companies (net)	(7,800)	(25,500)
Others	(864)	14

Positive Net cash flow (negative)	(274)	217,733

The operating cash flow has a negative balance of U.S.$ 58 million in the current year, with differences over the previous year (positive balance of U.S. $ 410 million) mainly due to bond issues in the year 2012.

In relation to the flow of investment, the current financial year decreased U.S.$ 111 million (U.S.$ 305 million in 2012), mainly due to lower capital investments and lower payments for acquisition of property, plant and equipment in the year 2012.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2013, a ratio of fixed rate debt to total consolidated debt of approximately 87.9%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements March 31, 2013, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	394,480	395,716
Other current financial assets	23	1,694	1,012
Other current non-financial assets	25	224,887	207,889
Trade and other current receivables	23	747,439	825,869
Accounts receivable from related companies	13	142,105	130,423
Current Inventories	3	851,675	815,782
Current biological assets	20	259,979	252,744
Current tax assets		72,474	55,923

Total Current Assets other than assets or disposal groups classified as held for sale		2,694,733	2,685,358

Non-Current Assets or disposal groups classified as held for sale	22	13,091	13,610

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		13,091	13,610
Total Current Assets		2,707,824	2,698,968
Non-Current Assets
Other non-current financial assets	23	73,337	61,350
Other non-current non-financial assets	25	129,783	125,254
Trade and other non-current receivables	23	6,538	11,877
Investments accounted for using equity method	15-16	1,060,579	1,048,463
Intangible assets other than goodwill	19	22,676	22,311
Goodwill	17	59,318	58,645
Property, plant and equipment	7	5,913,481	5,889,137
Non-current biological assets	20	3,496,167	3,473,442
Deferred tax assets	6	161,032	161,739
Total non-Current Assets		10,922,911	10,852,218
Total Assets		13,630,735	13,551,186

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	830,190	808,614
Trade and other current payables	23	494,507	490,191
Accounts payable to related companies	13	7,318	9,168
Other current provisions	18	8,521	8,875
Current tax liabilities		9,329	12,264
Current provisions for employee benefits	10	3,919	3,945
Other current non-financial liabilities	25	144,262	92,230
Total Current Liabilities		1,498,046	1,425,287
Non-Current Liabilities
Other non-current financial liabilities	23	3,525,928	3,606,310
Other non-current provisions	18	15,252	13,281
Deferred tax liabilities	6	1,408,899	1,395,654
Non-current provisions for employee benefits	10	43,088	43,491
Other non-current non-financial liabilities	25	97,475	101,404
Total non - current liabilities		5,090,642	5,160,140
Total liabilities		6,588,688	6,585,427
Equity
Issued capital		353,176	353,176
Retained earnings		6,814,741	6,754,725
Other reserves		(198,899)	(216,579)
Equity attributable to parent company		6,969,018	6,891,322
Non-controlling interests		73,029	74,437
Total equity		7,042,047	6,965,759
Total equity and liabilities		13,630,735	13,551,186

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January - March
	Note	2013 ThU.S.$	2012 ThU.S.$
Income Statement

Revenue	9	1,182,304	1,010,429
Cost of sales	2	(846,361)	(724,586)
Gross profit		335,943	285,843
Other income	2	74,636	60,988
Distribution costs	2	(107,471)	(105,297)
Administrative expenses	2	(129,577)	(102,823)
Other expense	2	(16,217)	(34,137)
Other gains (losses)	14	0	0
Profit (loss) from operating activities		157,314	104,574
Finance income	2	5,526	4,534
Finance costs	2	(55,957)	(58,082)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	4,285	(429)
Exchange rate differences		(2,029)	10,793
Income before income tax		109,139	61,390
Income Tax	6	(15,624)	(9,328)
Profit (loss) from continuing operations		93,515	52,062
Profit (loss) from discontinued operations
Net Income		93,515	52,062
Net income attributable to
Net income attributable to parent company		89,222	51,425
Income attributable to non-controlling interests		4,293	637
Profit (loss)		93,515	52,062

Basic earnings per share
Earnings per share from continuing operations		0.0007885	0.0004545
Basic earnings per share		0.0007885	0.0004545

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0007885	0.0004545
Basic earnings per diluted share		0.0007885	0.0004545

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - March
	Note	2013 ThU.S.$	2012 ThU.S.$

Profit (loss)		93,515	52,062
Components of other comprehensive income, before tax:
Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	16,489	38,474

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	2,861	(2,087)
Share of other comprehensive income of associates and joint ventures accounted for using equity method		(535)	3,061

Other comprehensive income, net of tax		18,815	39,448

Income tax relating to cash flow hedges of other comprehensive income	6-23	(572)	1,098
Other comprehensive income		18,243	40,546

Total comprehensive income		111,758	92,608

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		106,902	90,697
Comprehensive income, attributable to non-controlling interests		4,856	1,911

Total comprehensive income		111,758	92,608

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2013	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(45,110)	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759

Comprehensive income
Net income						89,222	89,222	4,293	93,515
Other comprehensive income, net of tax		15,926	2,289	(535)	17,680		17,680	563	18,243
Comprehensive income		15,926	2,289	(535)	17,680	89,222	106,902	4,856	111,758
Dividends						(29,206)	(29,206)	0	(29,206)
Increase (decrease) for transfer and other changes							0	(6,264)	(6,264)
Total Changes in equity	0	15,926	2,289	(535)	17,680	60,016	77,696	(1,408)	76,288
Closing balance at 03/31/2013	353,176	(153,451)	(42,821)	(2,627)	(198,899)	6,814,741	6,969,018	73,029	7,042,047

03-31-2012	Issue Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

Comprehensive income
Net income						51,425	51,425	637	52,062
Other comprehensive income, net of tax		37,200	(989)	3,061	39,272		39,272	1,274	40,546
Comprehensive income		37,200	(989)	3,061	39,272	51,425	90,697	1,911	92,608
Dividends					0	(21,350)	(21,350)	0	(21,350)
Increase (decrease) for transfer and other changes					0		0	(47)	(47)
Total Changes in equity	0	37,200	(989)	3,061	39,272	30,075	69,347	1,864	71,211
Closing balance at 03/31/2012	353,176	(30,339)	(26,903)	(307)	(57,549)	6,713,327	7,008,954	92,407	7,101,361

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,330,493	1,122,262
Receipts from premiums and claims, annuities and other policy benefits	29,819	545
Other cash receipts from operating activities	170,969	82,024
Classes of cash payments
Payments to suppliers for goods and services	(1,105,988)	(930,447)
Payments to and on behalf of employees	(127,179)	(89,856)
Other cash payments from operating activities	(47,493)	(4,864)
Interest paid	(64,380)	(49,359)
Interest received	2,918	2,389
Income taxes refund (paid)	(19,225)	(19,768)
Other (outflows) inflows of cash, net	(359)	(139)
Net Cash flows from Operating Activities	169,575	112,787

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	—	(62,911)
Cash flow used to contributions in associates	—	(13,490)
Capital contributions to joint ventures	(13,252)	(23,665)
Loans to related parties	(11,000)	(25,500)
Proceeds from sale of property, plant and equipment	13,497	1,382
Purchase of property, plant and equipment	(82,150)	(153,869)
Proceeds from sales of intangible assets	—	3,250
Purchase of intangible assets	(861)	—
Proceeds from sale of other long-term assets	810	644
Purchase of biological assets	(31,941)	(30,761)
Cash receipts from repayment of advances and loans made to related parties	3,200	0
Other outflows of cash, net	(3)	14
Cash flows used in Investing Activities	(111,538)	(304,906)

Cash flows from (used in) Financing Activities

Total loans obtained	269,606	523,952
Proceeds from short-term borrowings	—	491,350
Loans obtained in long term	269,606	32,602
Repayments of borrowings	(321,693)	(114,446)
Dividends paid	(6,224)	—
Other inflows of cash, net	—	346
Cash flows from (used in) Financing Activities	(58,311)	409,852

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(274)	217,733
Effect of exchange rate changes on cash and cash equivalents	(962)	4,336

Net increase (decrease) of Cash and Cash equivalents	(1,236)	222,069
Cash and cash equivalents, at the beginning of the period	395,716	315,901
Cash and cash equivalents, at the end of the period	394,480	537,970

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together with its subsidiaries, “Arauco”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) under No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry under No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 99.9780% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of March 31, 2013 are:

•	Consolidated Balance Sheet as of March 31, 2013 and December 31, 2012.

•	Consolidated Statements of Income for the period ended 2013 and 2012.

•	Consolidated Comprehensive Income Statements for the period ended 2013 and 2012.

•	Consolidated Statements of Changes in Net Equity for the period ended 2013 and 2012.

•	Consolidated Statements of Cash Flows – Direct Method for the period ended 2013 and 2012.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

Period ended at March 31, 2013

Date of Approval of Financial Statements

These Interim consolidated financial statements were authorized and approved for issue by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 486 held on May 14, 2013, for the period from 1 January to 31 March 2013.

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the U.S. Dollar as its functional currency since majority of its revenues from sales of its products are from exports, while its costs of sales are to a large extent related or index to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. dollar (ThUS$).

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. meet the requirements for classification as Special Purpose Entities. These entities are in substance controlled by Arauco, which is indicated, by the existence of exclusive contracts with Arauco for wood supply, future purchases of land and forest administration. Consequently, the financial statements of these companies are included in the consolidated financial statements of Arauco.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco presents in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

The accompanying Interim consolidated financial statements as of March 31, 2013 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these Interim consolidated financial statements.

a)	Basis for Presentation of financial statements

The accompanying Interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The Interim consolidated financial statements have been prepared on the historical cost basis except for biological assets, and certain financial assets and financial liabilities (including derivative instruments) that are measured at fair value.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. The estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In a business acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with a third party expert.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

A sensitivity analysis related to the estimated useful lives is disclosed in Note 7.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

- Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

- Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigations. For description of current litigations see Note 18.

c)	Consolidation

The Interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is transferred to the group and up to the date that control ceases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

A special purpose entity (“SPE”) is an organization that is established for a specific purpose or limited duration. Often these SPE serve as intermediary organizations. In substance, the activities of the SPE are being conducted on behalf of Arauco according to its specific business needs so that it obtains benefits from the SPE’s operation. An SPE shall be consolidated when the substance of the relationship between the consolidated entity and the SPE indicates that it is controlled by that entity.

All intercompany transactions and unrealized gains and losses from subsidiaries and special purpose entities have been fully eliminated from consolidation and non-controlling interests is presented in the Interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

The Interim consolidated financial statements corresponding to the periods between January 1 and March 31, 2013 and 2012 include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13 and those of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which are special purpose entities.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as, their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 e) (ii).

Accounting policies for subsidiaries are adjusted if necessary to ensure consistency with the accounting policies applied by Arauco.

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The Interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s foreign operations are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the parent are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in Arauco losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For partial disposals of associates or jointly controlled entities that do not result in Arauco losing significant influence or joint control, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the end of each reporting period. Exchange difference arising are recognized in other comprehensive income and accumulated in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the periods in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of less than three months and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets and liabilities measured at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

(iii) Financial liabilities measured at amortized cost

Bank borrowings, debt issued (bonds) and financial liabilities of a similar nature are initially recognized at fair value. Transactions costs are included in the carrying amount of the liabilities and are amortized over the lives of the liabilities using the effective interest rate method).

In subsequent periods, they are measured at amortized cost and any difference between the proceeds (net of transaction costs) received, and the redemption value is recognized in profit or loss statement over the life of the debt using the effective interest rate method.

Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least twelve months after the reporting period.

The fair value of bank borrowings is determined using discounted cash flow techniques using rates consistent with the risk associated with bank borrowings of similar nature, while bonds are measured at their quoted market price.

(iv) Trade and other payables

These instruments are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as hedging instruments in cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within other income or other expenses, respectively.

When a hedging instrument expires or is settled, or when it ceases to qualify for hedge accounting, any cumulative gain or loss recognized in equity remains in equity until the forecasted transaction occurs, when the transaction occurs it is reclassified to profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately reclassified to profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The fair value of hedging instruments are measured using internal model including discounted cash flow techniques that use a discount rate consistent with the operational risk using internal valuation methodology and market information from providers of recognized reputation.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and products in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are write-down to its net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months, are presented in inventories and recognized as an expense when they are consumed.

i)	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of their previous carrying value and fair value less costs to sell. Assets are classified as held for sale when their carrying value will be recovered principally through a sale transaction that is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, except for the existence of events or circumstances (beyond the entity’s control) that may extend the period to complete the sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method, requires to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

interest in the acquiree; and recognize and measure goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquire’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports provisional amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these provisional amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

k)	Investments in associates and joint ventures

Associates are entities over which Arauco exercises significant influence, generally when it holds between 20% and 50% of the voting rights, but not control.

Joint venture is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange differences on translation to the reporting currency) of the associate or joint venture. Dividends received are recognized by deducting the carrying amount of the investment. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

These investments are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

l)	Intangible assets

After initial recognition, intangible assets are with finite useful lives carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire them and make them compatible with existing software. These costs are amortized over the estimated useful lives.

(ii)	Water Rights, Easements and Other Rights

This item includes water-rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

m)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian real, is translated into U.S. dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill is related to the net exchange rate differences on translation.

n)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

o)	Leases

Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Plantations forestry are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of plantations forestry is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new plantations forestry made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those plantations forestry that will be harvested in the short term.

Biological growth and changes in fair value of plantations forestry are recognized in line item other income included in profit from operating activities in the statement of income.

The Company holds fire insurance policies for its plantations forestry, which together with company resources and efficient protection measures for these plantations assets allow financial and operational risks to be minimized.

q)	Income taxes and Deferred taxes

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations not give rise to deferred tax.

The deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

r)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

s)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This means that generally revenues are recorded upon delivery of goods to customers in accordance with the agreed terms of delivery.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be estimated reliably revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply which are traded in the spot market of the Sistema Interconectado Central (Interconnected Central System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Load Economical Dispatch Center of the Interconnected Central System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp process and is a complementary business to it, which is firstly supplied to the group’s subsidiaries and any surplus is sold to the interconnected central system.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

t)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “other current non financial liabilities”.

Dividends paid are not deductible for income tax purposes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

A previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or have decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

v)	Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in profit or loss in the year they are incurred.

These obligations are treated as post-employment benefits.

w)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

x)	Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2013:

New Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IAS 19 revised

Employee Benefits

Issued in September 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the disclosures of all employee benefits.

January 1, 2013

IAS 27 revised

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only to separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 1, 2013

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and parts of IAS 27” Consolidated Financial Statements”. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the option of proportional consolidation of joint control entities. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 12

Disclosure of interests in other entities

Issued in May 2011, applies to those entities that have interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard the requirements to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and clarifications for measurement.

January 1, 2013

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, this interpretation requires mining entities presenting IFRS financial statements to write down the existing assets recognized as “Stripping Costs” against retained earnings when they cannot be attributed to an identifiable component of a mine.	January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or

IAS 28	Investments in associates and joint ventures	January 1, 2013

Issued in May 2011, sets out the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

IAS 1

Presentation of Financial Statements

Issued in September 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to profit or loss in subsequent periods. Early adoption is permitted.

July 1, 2012

IFRS 7	Financial Instruments Disclosures and amendments to disclosures about netting of assets and liabilities.	January 1, 2013

Guidelines for transition Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities.	January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these interim consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or

IFRS 9	Financial Instruments
Issued in December 2009, amending the classification and measurement of financial assets.
	In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.	January 1, 2015

IAS 32

Offsetting of financial assets and liabilities

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

January 1, 2014

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

Arauco believes that the adoption of the standards, amendments and interpretations described above will have no significant impact on its consolidated financial statements of that Company in the period of initial application. We are in the process of assessing the impact on the valuation and disclosures associated with these modifications.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

The issued capital authorized, subscribed and fully paid of Arauco for the period ended March 31, 2013 and December 31, 2012 is ThU.S.$353,176 which is composed of 113,152,446 ordinary shares of a single series.

	03-31-2013	12-31-2012
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

	03-31-2013	12-31-2012
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year net income distributable and the amount of interim dividend paid at the end of the immediately preceding fiscal year.

The provision of minimum dividend corresponding to the year 2013 of ThU.S.$29,206 (ThU.S.$21,350 as of March 31, 2012) is presented in the consolidated statement of changes in equity.

The line item “Dividends paid” in the statement of cash flows for ThU.S.$6,224 as of March 31, 2013, correspond to payments of special purpose companies. At March 31, 2012 there were no dividend payments.

The following are the dividends paid during 2012 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2012
Amount of Dividend	ThU.S.$ 17,321
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0,15308

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.42788

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Corresponds to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Corresponds to the portion of gains or net losses of outstanding hedging swaps in Arauco at each period.

Other reserves

This mainly corresponds to the share of other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other Information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint venture as of March 31, 2013 and 2012:

	January - March
	2013	2012
	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	74,636	60,988
Gain from changes in fair value of biological assets (See note 20)	67,609	43,890
Net income from insurance compensation	1,486	—
Revenue from export promotion	1,110	746
Leases received	141	757
Gain on sales of assets	778	5,874
Other operating results (sale materials and waste, rent of easements, income tax recovery)	3,512	9,721

Classes of Other Expenses by activity
Total of other expenses by activity	(16,217)	(34,137)
Depreciations	(153)	(156)
Contingent provision	(1,163)	(945)
Impairment provision properties, plants and equipment and others	(2,212)	—
Plants stopped operating expenses	(3,056)	(11,055)
Expenses projects	—	(4,186)
Loss and repairs of assets	(1,975)	(5,706)
Loss of forest due to fires	(72)	(2,218)
Other Taxes	(1,133)	(1,266)
Research and development expenses	(565)	(1,457)
Compensation and eviction	(518)	(1,070)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance)	(5,370)	(6,078)

Classes of financing income
Financing income, total	5,526	4,534
Financial income from mutual funds - deposits	1,704	2,695
Financial income resulting from swap - forward	1,198	—
Other financial income	2,624	1,839

Classes of financing costs
Financing costs, Total	(55,957)	(58,082)
Interest expense, Loans banks	(5,157)	(2,786)
Interest expense, Bonds	(44,034)	(41,121)
Interest expense, financial instruments	(2,602)	(10,754)
Other financial costs	(4,164)	(3,421)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	4,285	(429)
Investments in associates	1,394	1,093
Joint ventures	2,891	(1,522)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - March
Cost of sales	2013 ThU.S.$	2012 ThU.S.$
Timber	210,852	208,091
Forestry labor costs	148,758	136,064
Depreciation	64,864	53,431
Maintenance costs	52,553	48,569
Chemical costs	121,116	81,646
Sawmill Services	44,237	45,925
Others Raw Materials	24,829	8,057
Indirect costs	53,741	59,019
Energy and fuel	45,561	29,806
Cost of electricity	21,597	16,059
Wage and salaries	58,253	37,919
Total	846,361	724,586

	January - March
Distribution cost	2013 ThU.S.$	2012 ThU.S.$
Selling costs	8,769	7,811
Commissions	3,865	3,646
Insurance	1,527	1,023
Provision for doubtful accounts receivable	(18)	5
Other selling costs	3,395	3,137
Shipping and freight costs	98,702	97,486
Port services	6,028	6,975
Freights	81,836	86,110
Other shipping and freight costs	10,838	4,401
Total	107,471	105,297

	January - March
Administrative expenses	2013 ThU.S.$	2012 ThU.S.$
Wage and salaries	58,405	41,624
Marketing, advertising, promotion and publications expenses	2,026	1,740
Insurance	10,445	6,242
Depreciation and amortization	3,558	2,684
Computer services	3,655	3,080
Lease rentals (offices, warehouses and machinery)	4,088	2,705
Auditor’s fees	1,190	1,059
Donations, contributions, scholarships	2,146	2,064
Fees (legal and technical advisories)	11,494	14,258
Property taxes, patents and municipality rights	3,851	2,630
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	28,719	24,737
Total	129,577	102,823

	Note	January-March
		2013	2012
Expenses for		ThU.S.$	ThU.S.$
Depreciations	7	68,634	57,195
Employee benefits	10	125,042	93,446
Amortization	19	832	371

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES

	03-31-2013	12-31-2012
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	94,919	90,466
Production supplies	86,621	82,248
Products in progress	70,446	78,981
Finished goods	466,429	435,546
Spare Parts	133,260	128,541
Total Inventories	851,675	815,782

Inventories recognized as cost of sales at March 31, 2013 were ThU.S.$843,543 (ThU.S.$725,196 at March 31, 2012).

In order to recognize inventories at net realizable value, at March 31, 2013, a net reduction is recognized of inventories associated with greater provision for obsolence of ThU.S.$ 224 (ThU.S.$ 457 as of March 31, 2012).

As of March 31, 2013 there are no penalties inventory report, at March 31, 2012 there were penalties inventory of ThU.S.$20,235, respectively as result of the fire occurred in January 2012 affecting a panels plant in Complejo Forestal e Industrial Nueva Aldea.

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	03-31-2013	12-31-2012
Components of Cash and Cash Equivalents	ThU.S.$	MUS$
Cash on hand	432	543
Bank checking account balances	97,032	62,816
Time deposits	182,395	151,799
Mutual funds	114,621	180,558
Total	394,480	395,716

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of March 31, 2013 and have been consistently applied to all periods presented in these interim consolidated financial statements.

Changes in Estimates and Accounting Policies

The financial statements as of March 31, 2013 do not show changes in accounting policies compared to the last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil and 34% in United States (federal tax).

On September 27, 2012, Law N° 20,630 was enacted in Chile, and among other changes, it increases the tax rate to a permanent 20%, effective beginning on tax year 2012. The change in the tax rate in 2012 affected the measurement of the tax consequences of temporary differences that are expected to reverse in the corresponding tax years.

The effect on the results of operations for the year ended December 31, 2012 due to the change in tax rate was an expense of ThU.S.$128,981, which was generated mainly the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of March 31, 2013 and at December 31, 2012:

	03-31-2013	12-31-2012
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	4,650	4,752
Deferred tax Assets relating to accrued liabilities	6,476	6,385
Deferred tax Assets relating to Post-Employment benefits	9,242	9,341
Deferred tax Assets relating to Property, Plant and equipment	10,043	10,822
Deferred tax Assets relating to Financial Instruments	173	297
Deferred tax Assets relating to tax losses carryforwards	90,195	90,327
Deferred tax assets relating to biological assets	4,721	2,636
Deferred tax assets relating to inventories	9,474	9,142
Deferred tax assets relating to provisions for income	3,248	4,477
Deferred tax assets relating to provision for doubtful accounts	3,671	3,602
Defferred tax assets relating to other deductible temporary differences	19,139	19,958
Total deferred tax assets	161,032	161,739

As of December 31, 2012, certain of Arauco’s subsidiaries have carryforwards tax losses of ThU.S.$ 453,300 (ThU.S.$ 342,044 as of December 31, 2012) which are mainly generated due to operational and financial losses. Arauco believes that it is probable that future taxable profits will be available in the subsidiaries against which the unused tax losses will be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets for the deferred tax liabilities as of March 31, 2013 and at December 31, 2012:

Deferred Tax Liabilities	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	737,990	736,530
Deferred tax liabilities relating to financial instruments	17,406	14,218
Deferred tax liabilities relating to biological assets	534,736	531,801
Deferred tax liabilities relating to inventory	16,752	16,517
Deferred tax liabilities due to prepaid expenses	59,841	55,294
Deferred tax liabilities relating to other taxable temporary differences	42,174	41,294
Total deferred tax liabilities	1,408,899	1,395,654

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$572 as of March 31, 2013 (credit of ThU.S.$1,098 as of March 31, 2012), which is presented deducting the reserve of cash flow hedges in the statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$22,963 and ThU.S.$145,881 respectively, will be used over a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2013		12-31-2012
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	70,837		71,412
Deferred Tax Assets - Tax losses	90,195		90,327
Deferred Tax Liabilities		1,408,899		1,395,654
Total	161,032	1,408,899	161,739	1,395,654

	January - March
Detail of Temporary Difference Income and Loss Amounts	2013 ThU.S.$	2012 ThU.S.$
Deferred Tax Assets	(2,388)	(1,965)
Deferred Tax Assets - Tax losses	1,749	7,769
Deferred Tax Liabilities	(6,968)	(11,461)
Total	(7,607)	(5,657)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Income Tax consists of the following:

	January - March
Income Tax composition	2013 ThU.S.$	2012 ThU.S.$
Current income tax expense	(9,136)	(10,088)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	924	6,240
Previous period current tax adjustments	(78)	212
Other current tax expenses	273	(35)
Current Tax Expense, Net	(8,017)	(3,671)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(9,356)	(14,590)

Deferred tax income (expense) relating to changes in tax rates or new tax rates	—	86

Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	1,749	7,943
Other current tax expenses	—	904
Total deferred Tax Expense, Net	(7,607)	(5,657)
Income Tax Expense, Total	(15,624)	(9,328)

The following table sets for the current income tax expense detailed by foreign and domestic companies as of March 31, 2013 and 2012:

	January - March
	2013 ThU.S.$	2012 ThU.S.$
Foreign current income tax expense	(4,637)	(1,556)
Domestic current income tax expense	(3,380)	(2,115)
Total current income tax expense	(8,017)	(3,671)

Foreign deferred tax expense	(1,002)	6,599
Domestic deferred tax expense	(6,605)	(12,256)
Total deferred tax expense	(7,607)	(5,657)

Total tax income (expense)	(15,624)	(9,328)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2013 ThU.S.$	2012 ThU.S.$
Tax Expense at applicable tax rate	(21,828)	(11,440)
Tax effect of foreign tax rates	(4,245)	606
Tax effect of revenues exempt from taxation	7,413	2,689
Tax effect of expense mot deductible in determining taxable profit (tax loss)	2,012	(8,199)
Tax rate effect of tax losses	(19)	1,754
Tax rate effect from change in tax rate (opening balances)	—	86
Tax rate effect of adjustments for current tax of prior periods	(78)	212
Other tax rate effects	1,121	4,964
Total adjustments to tax expense at applicable tax rate	6,204	2,112
Tax expense at effective tax rate	(15,624)	(9,328)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Properties, Plant and Equipment, Net
Construction in progress	391,155	487,406
Land	810,267	806,840
Buildings	1,683,664	1,649,582
Plant and equipment	2,885,211	2,804,865
Information technology equipment	25,803	26,294
Fixtures and fittings	5,793	5,790
Motor vehicles	8,276	8,124
Other property, plant and equipment	103,312	100,236
Total Net	5,913,481	5,889,137

Properties, Plant and Equipment, Gross
Construction in progress	391,155	487,406
Land	810,267	806,840
Buildings	2,978,505	2,923,631
Plant and equipment	5,319,687	5,201,709
Information technology equipment	61,789	61,252
Fixtures and fittings	28,507	24,845
Motor vehicles	33,218	32,766
Other property, plant and equipment	148,989	145,420
Total Gross	9,772,117	9,683,869

Accumulated depreciation and impairment

Buildings	(1,294,841)	(1,274,049)
Plant and equipment	(2,434,476)	(2,396,844)
Information technology equipment	(35,986)	(34,958)
Fixtures and fittings	(22,714)	(19,055)
Motor vehicles	(24,942)	(24,642)
Other property, plant and equipment	(45,677)	(45,184)
Total	(3,858,636)	(3,794,732)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

In October 2006, Forestal Río Grande S.A, a subsidiary of Fondo de Inversión Bío Bío (Arauco’s special purpose entity), executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, first and second degree mortgages, which prohibited the sale of any property owned by Fondo de Inversión Bío Bío in order to secure its obligations.

In September 2007, Forestal Río Grande S.A acquired a real estate in Yungay, located in Chile’s Eighth Region, for which the company executed a first and second degree mortgage in favor of JPMorgan and Arauco, respectively, which prohibited the sale and encumber such property.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Total property, plant and equipment pledged as security	6,601	16,413

Commitments for project disbursements or for the acquisition of property, plant and equipment

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	215,033	281,893

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Disbursements for property, plant and equipment under construction	89,846	424,474

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2013 and at December 31, 2012:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	487,406	806,840	1,649,582	2,804,865	26,294	5,790	8,124	100,236	5,889,137
Changes
Additions	89,846	669	5,401	(1,756)	115	318	574	5,148	100,315
Disposals	—	—	(582)	(2,483)	—	(5)	(58)	(153)	(3,281)
Retirements	(1,633)	(42)	88	(431)	—	3	86	(855)	(2,784)
Depreciation	—	—	(21,117)	(56,118)	(981)	(799)	(560)	(1,213)	(80,788)
Impairment loss recognized in profit or loss	—	—	20	(150)	—	—	—	—	(130)
Increase (decrease) through net exchange differences	1,060	2,800	676	4,395	12	413	97	149	9,602
Reclassification Assets or disposal groups classified as held for sale	—	—	68	1,342	—	—	—	—	1,410
Increase (decrease) through transfers from construction in progress	(185,524)	—	49,528	135,547	363	73	13	—	—
Total changes	(96,251)	3,427	34,082	80,346	(491)	3	152	3,076	24,344
Closing balance 03-31-2013	391,155	810,267	1,683,664	2,885,211	25,803	5,793	8,276	103,312	5,913,481

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2012	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978
Changes
Additions	424,474	5,569	3,850	30,723	593	61	1,693	39,005	505,968
Acquisitions through business combinations	2,730	14,648	70,996	314,283	1,477	—	—	2,373	406,507
Disposals	(516)	(668)	5,707	(16,196)	(8)	(113)	(435)	(3,535)	(15,764)
Retirements	(12,062)	(189)	(19,979)	(49,019)	(103)	(114)	(1,175)	(851)	(83,492)
Depreciation	—	—	(82,069)	(200,022)	(3,468)	(1,749)	(3,020)	(528)	(290,856)
Impairment loss recognized in profit or loss	—	—	16,963	18,060	(4)	(13)	—	799	35,805
Increase (decrease) through net exchange differences	(16,042)	(18,420)	(8,953)	(17,029)	(220)	(586)	220	(1,979)	(63,009)
Increase (decrease) through transfers from construction in progress	(575,149)	96	203,308	363,836	4,287	2,294	689	639	—
Total changes	(176,565)	1,036	189,823	444,636	2,554	(220)	(2,028)	35,923	495,159
Closing balance 12-31-2012	487,406	806,840	1,649,582	2,804,865	26,294	5,790	8,124	100,236	5,889,137

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense as of March 31, 2013 and 2012 is as follows:

	January-March
Depreciation for the year	2013 ThU.S.$	2012 ThU.S.$
Cost of sales	63,998	53,431
Administrative expenses	3,557	2,311
Other expenses	1,079	1,453
Total	68,634	57,195

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

The following table sets forth a sensitivity analysis for depreciation based on changes of 5% in useful lives:

Useful life variance	%
+5%	-4.76%
-5%	5.26%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Property, Plant and Equipment under finance leases	51,196	55,879
Plant and equipment	51,196	55,879

The following tables set for reconciliation between the total of future minimum lease payments as of March 31, 2013 and at December 31, 2012, and their present value:

	03-31-2013
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	19,411	—	19,411
Later than one year and not later than five years	31,928	—	31,928
Later than five years	—	—	—
Total	51,339	—	51,339

	12-31-2012
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	20,489	—	20,489
Later than one year and not later than five years	35,563	—	35,563
Later than five years	—	—	—
Total	56,052	—	56,052

Lease obligations are presented in the consolidated statement of financial position in line items “other current financial liabilities” and “Other non-current financial liabilities” depending on their maturities as stated above.

Arauco acting as lessor

The following tables set forth reconciliation between the gross investment in the lease, and the present value of minimum lease payments receivable as of March 31, 2013 and at December 31, 2012.

	03-31-2013
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	1,343	91	1,252
Later than one year and not later than five years	1,091	76	1,015
Later than five years	—	—	—
Total	2,434	167	2,267

	12-31-2012
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	1,642	115	1,527
Later than one year and not later than five years	1,437	93	1,344
Later than five years	—	—	—
Total	3,079	208	2,871

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-year at a market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by lease arrangements.

NOTE 9. REVENUE

	January - March
Classes of revenue	2013 ThU.S.$	2012 ThU.S.$
Revenue from sales of goods	1,145,153	979,417
Revenue from rendering of services	37,151	31,012
Total	1,182,304	1,010,429

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	2013 ThU.S.$	2012 ThU.S.$
Employee expenses	125,042	93,446
Wages and salaries	122,650	89,856
Severance indemnities	2,392	3,590

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of March 31, 2013 and 2012 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of March 31, 2013 and at December 31, 2012:

	03/31/2013 ThU.S.$	12/31/2012 ThU.S.$
Current	3,919	3,945
Non-current	43,088	43,491
Total	47,007	47,436

Reconciliation of the present value of severance indemnities obligation	03/31/2013 ThU.S.$	12/31/2012 ThU.S.$
Opening balance	47,436	39,409
Current service cost	(370)	3,916
Interest cost	1,510	1,401
Actuarial gains	2,589	8,235
Benefits paid	(5,450)	(8,726)
Increase (decrease) for foreign currency exchange rates changes	1,292	3,201
Closing balance	47,007	47,436

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of March 31, 2013 and at December 31, 2012 are as follows:

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Total Current Assets	2,707,824	2,698,968

Cash and Cash Equivalents	394,480	395,716
U.S Dollar	270,562	325,340
Euro	24,295	1,867
Brazilian Real	91,754	38,477
Argentine pesos	3,399	4,877
Other currencies	3,297	2,726
Chilean Pesos	1,173	22,429

Other current financial assets	1,694	1,012
U.S Dollar	1,432	1,012
Otras monedas	262	—

Other current non-financial assets	224,887	207,889
U.S Dollar	97,412	96,257
Euros	106	103
Brazilian Real	15,580	15,041
Argentine pesos	14,388	13,647
Other currencies	10,416	1,846
Chilean Pesos	86,985	80,995

Trade and other current receivables	747,439	825,869
U.S Dollar	475,320	520,803
Euro	28,464	26,711
Brazilian Real	63,137	53,057
Argentine pesos	35,122	38,256
Other currencies	26,519	22,543
Chilean Pesos	117,570	163,084
U.F.	1,307	1,415

Accounts receivable from related companies	142,105	130,423
U.S Dollar	131,537	122,315
Brazilian Real	2,477	1,268
Chilean Pesos	8,091	6,840

Current Inventories	851,675	815,782
U.S Dollar	748,050	718,348
Brazilian Real	84,388	77,340
Chilean Pesos	19,237	20,094

Current biological assets	259,979	252,744
U.S Dollar	259,979	252,744

Current tax assets	72,474	55,923
U.S Dollar	514	304
Brazilian Real	3,838	6,655
Argentine pesos	5,649	6,931
Other currencies	1,515	1,188
Chilean Pesos	60,958	40,845

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	13,091	13,610
U.S Dollar	13,091	13,610

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Total Non Current Assets	10,922,911	10,852,218

Other non-current financial assets	73,337	61,350
U.S Dollar	72,361	60,333
Argentine pesos	976	1,017

Other non-current non-financial assets	129,783	125,254
U.S Dollar	109,136	105,414
Brazilian Real	16,443	17,042
Argentine pesos	2,796	1,540
Other currencies	736	681
Chilean Pesos	672	577

Trade and other non-current receivables	6,538	11,877
U.S Dollar	254	5,204
Chilean Pesos	3,382	3,374
U.F.	2,902	3,299

Investments accounted for using equity method	1,060,579	1,048,463
U.S Dollar	806,576	790,116
Brazilian Real	254,003	258,347

Intangible assets other than goodwill	22,676	22,311
U.S Dollar	18,611	18,150
Brazilian Real	3,978	4,070
Chilean Pesos	87	91

Goodwill	59,318	58,645
U.S Dollar	6,907	6,996
Brazilian Real	52,411	51,649

Property, plant and equipment	5,913,481	5,889,137
U.S Dollar	5,121,739	5,121,851
Brazilian Real	781,169	756,507
Chilean Pesos	10,573	10,779

Non-current biological assets	3,496,167	3,473,442
U.S Dollar	3,103,067	3,093,440
Brazilian Real	393,100	380,002

Deferred tax assets	161,032	161,739
U.S Dollar	112,992	114,108
Brazilian Real	47,026	46,464
Other currencies	363	361
Chilean Pesos	651	806

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2013			12-31-2012
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	986,538	511,508	1,498,046	1,015,183	410,104	1,425,287

Other current financial liabilities	319,817	510,373	830,190	401,493	407,121	808,614
U.S Dollar	246,292	384,657	630,949	360,732	355,651	716,383
Brazilian Real	11,561	5,019	16,580	8,494	3,432	11,926
Argentine pesos	39,938	—	39,938	25,091	12,200	37,291
Chilean Pesos	110	329	439	111	330	441
U.F.	21,916	120,368	142,284	7,065	35,508	42,573

Bank Loans	282,593	70,182	352,775	347,256	66,015	413,271
U.S Dollar	231,094	65,163	296,257	313,671	50,383	364,054
Brazilian Real	11,561	5,019	16,580	8,494	3,432	11,926
Argentine pesos	39,938	—	39,938	25,091	12,200	37,291

Financial Leases	3,963	15,448	19,411	3,909	16,580	20,489
U.S Dollar	—	127	127	—	127	127
Chilean Pesos	110	329	439	111	330	441
U.F.	3,853	14,992	18,845	3,798	16,123	19,921

Other Loans	33,261	424,743	458,004	50,328	324,526	374,854
U.S Dollar	15,198	319,367	334,565	47,061	305,141	352,202
U.F.	18,063	105,376	123,439	3,267	19,385	22,652

Trade and other current payables	494,507	—	494,507	490,191	—	490,191
U.S Dollar	126,863	—	126,863	117,458	—	117,458
Euros	14,923	—	14,923	9,114	—	9,114
Brazilian Real	38,861	—	38,861	30,730	—	30,730
Argentine pesos	34,948	—	34,948	37,515	—	37,515
Other currencies	1,586	—	1,586	1,622	—	1,622
Chilean Pesos	274,570	—	274,570	291,190	—	291,190
U.F.	2,756	—	2,756	2,562	—	2,562

Accounts payable to related companies	7,318	—	7,318	9,168	—	9,168
U.S Dollar	1,148	—	1,148	1,474	—	1,474
Chilean Pesos	6,170	—	6,170	7,694	—	7,694

Other current provisions	8,521	—	8,521	8,875	—	8,875
Argentine pesos	8,521	—	8,521	8,875	—	8,875

Current tax liabilities	8,588	741	9,329	12,264	—	12,264
Euros	134	—	134	132	—	132
Brazilian Real	1,130	—	1,130	—	—	—
Argentine pesos	75	—	75	—	—	—
Other currencies	356	—	356	711	—	711
Chilean Pesos	6,893	741	7,634	11,421	—	11,421

Current provisions for employee benefits	3,525	394	3,919	962	2,983	3,945
Chilean Pesos	3,525	394	3,919	962	2,983	3,945

Other current non-financial liabilities	144,262	—	144,262	92,230	—	92,230
U.S Dollar	72,730	—	72,730	49,453	—	49,453
Brazilian Real	29,788	—	29,788	23,767	—	23,767
Argentine pesos	6,292	—	6,292	4,067	—	4,067
Other currencies	12,955	—	12,955	2,221	—	2,221
Chilean Pesos	20,360	—	20,360	10,620	—	10,620
U.F.	2,137	—	2,137	2,102	—	2,102

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2013			12-31-2012
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,867,771	2,222,871	5,090,642	2,947,016	2,213,124	5,160,140

Other non-current financial liabilities	1,309,225	2,216,703	3,525,928	1,401,793	2,204,517	3,606,310
U.S Dollar	1,215,459	1,381,177	2,596,636	1,244,963	1,380,868	2,625,831
Brazilian Real	45,820	23,295	69,115	2,679	26,216	28,895
Argentine pesos	—	—	—	8,134	—	8,134
Chilean Pesos	695	—	695	781	—	781
U.F.	47,251	812,231	859,482	145,236	797,433	942,669

Bank Loans	489,173	27,657	516,830	477,457	30,981	508,438
U.S Dollar	443,353	4,362	447,715	466,644	4,765	471,409
Brazilian Real	45,820	23,295	69,115	2,679	26,216	28,895
Argentine pesos	—	—	—	8,134	—	8,134

Financial Leases	31,928	—	31,928	35,563	—	35,563
U.S Dollar	36	—	36	67	—	67
Chilean Pesos	695	—	695	781	—	781
U.F.	31,197	—	31,197	34,715	—	34,715

Other Loans	788,124	2,189,046	2,977,170	888,773	2,173,536	3,062,309
U.S Dollar	772,070	1,376,815	2,148,885	778,252	1,376,103	2,154,355
U.F.	16,054	812,231	828,285	110,521	797,433	907,954

Other non-current provisions	15,252	—	15,252	13,281	—	13,281
Brazilian Real	15,252	—	15,252	13,281	—	13,281

Deferred tax liabilities	1,408,899	—	1,408,899	1,395,654	—	1,395,654
U.S Dollar	1,232,843	—	1,232,843	1,222,542	—	1,222,542
Brazilian Real	170,128	—	170,128	166,553	—	166,553
Argentine pesos	5,481	—	5,481	5,503	—	5,503
Other currencies	129	—	129	596	—	596
Chilean Pesos	318	—	318	460	—	460

Non-current provisions for employee benefits	39,642	3,446	43,088	35,157	8,334	43,491
Other currencies	154	—	154	140	—	140
Chilean Pesos	39,488	3,446	42,934	35,017	8,334	43,351

Other non-current non-financial liabilities	94,753	2,722	97,475	101,131	273	101,404
U.S Dollar	—	—	—	500	—	500
Brazilian Real	94,457	—	94,457	97,695	—	97,695
Argentine pesos	—	2,722	2,722	2,917	—	2,917
Chilean Pesos	278	—	278	—	273	273
U.F.	18	—	18	19	—	19

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A	Brazil	Brazilian Real
Arauco Forest Brasil S.A	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda	Brazil	Brazilian Real
Catan Empreendimentos e Participacoes S.A	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A	Brazil	Brazilian Real
Arauco Distribucion S.A	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A	Chile	Chilean Pesos

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	03/31/2013	03/31/2012
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	8,007	14,375
Arauco Forest Brasil S.A.	6,619	15,154
Arauco Florestal Arapoti S.A.	2,226	4,997
Arauco Distribución S.A.	339	1,173
Alto Paraná S.A.	454	1,318
Flakeboard Company Limited	(1,681)	—
Others	(38)	183

Translation Adjustment Total	15,926	37,200

Effect of foreign exchange rates changes

	January - March
	2013	2012
	ThU.S.$	ThU.S.$

Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(2,049)	9,619

Reserve of exchange differences on translation	16,489	38,474

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects (new plants, improvements and expansions) in Chile and Brazil in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment.

	January - March
	2013	2012
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.03%	5.12%

Amount of the capitalized interest cost, property, presented as plant and equipment	911	613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

At the close of these financial statements the main transactions recorded are fuel purchases to Compañía de Petróleos de Chile S.A.

There is neither provision for doubtful debts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Remunerations to Key Management Personnel

Remunerations to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between Parent Company and its Subsidiaries

		Origin	Functional	% Share 03/31/2013			% Share 12/31/2012
ID Nº	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	México	U.S Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Real	1.4319	98.5666	99.9985	1.4573	98.5412	99.9985
—	Arauco Florestal Arapoti S.A.	Brazil	Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels Canada ULC	Canada	U.S Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Perú	U.S Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S Dollar	0.0004	99.9981	99.9985	0.0004	99.9981	99.9985
—	Araucomex S.A. de C.V.	México	U.S Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9934	99.9934	—	99.9934	99.9934
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.(exArauco Panels Canada ULC)	USA	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96573310-8	Forestal Arauco S.A.	Chile	U.S Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S Dollar	—	97.4281	97.4281	—	97.4281	97.4281
—	Forestal Concepcion S.A	Panama	U.S Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S Dollar	—	99.9942	99.9942	—	99.9942	99.9942
96567940-5	Forestal Valdivia S.A.	Chile	U.S Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9932	99.9932	—	99.9932	99.9932
96510970-6	Paneles Arauco S.A.	Chile	U.S Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S Dollar	—	99.9931	99.9931	—	99.9931	99.9931
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

All subsidiaries listed in the table above and the special purpose entities Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Employee Benefits for Key Management Personnel

	January - March
	2013	2012
	ThU.S.$	ThU.S.$
Salaries and bonuses	21,320	19,572
Per diem compensation to members of the Board of Directors	474	429
Termination benefits	1,017	344
Total	22,811	20,345

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	2	7
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	169	—
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,442	2,346
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	4,999	4,485
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Real	30 days	626	593
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	819	735
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	2,199	675
Eufores S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	73,732	73,095
Forestal Cono Sur S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	19,369	19,201
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	—	—	2
Ongar S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	26,245	26,056
Celulosa y Energía Punta Pereira S.A	—	Joint Venture	Uruguay	U.S. Dollar	—	—	3,228
Zona Franca Punta Pereira S.A.	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	11,024	—
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	479	—
TOTAL						142,105	130,423

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5,662	6,588
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	498	677
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	—	—	31
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	380
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	—	—	4
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	8	10
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	—	—	4
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	30 days	397	644
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean pesos	30 days	748	830
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	2	—
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	30 days	3	—
TOTAL						7,318	9,168

Related party transactions

Purchases
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	1,396	5,506
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	80	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	25,162	113,948
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean pesos	Transport and stowage	1,633	7,118
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	Port services	1,652	8,409
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	16,732	67,163
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	148	777
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	422	1,698
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	Port services	70	329
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	86	503
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	43	303
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	170	1,675
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	4	2,790
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	389	1,324

Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	—	2,979
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical Power	7,254	25,011
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	2,033	8,853
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	6,586	24,120
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	146	3,332
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	—	2,982
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	637	55,215
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	168	9,597
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	11,024	—
Ongar S.A	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	189	26,055
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	1,827	13,794

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

As of March 31, 2013, there are no new investments in subsidiaries to report.

Dated January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd., which had no effect on the results of this operations.

Below are the investments or contributions to subsidiaries made in 2012, which had no effect on results, except for the acquisition of assets made by Arauco Panels USA, LLC.

On September 24, 2012, Arauco through its Canadian subsidiary Arauco Panels Canada ULC, acquired all of the shares of the Canadian entity, Flakeboard Company Limited (hereinafter “Flakeboard”) for ThU.S.$ 242,502.

Flakeboard is one of the leading producers of wood panels in North America, that directly and/or through its subsidiaries, owns and operates seven panel plants, with an aggregated production capacity of 1.2 million cubic meters per year for medium density fiberboards, a production capacity of 1.1 million cubic meters per year for particle board panels, and a production capacity of 180,000 cubic meters per year of melamine textured product. The Group made the initial accounting for the acquisition of the Flakeboard based on provisional amounts. The provisional amounts of assets acquired and liabilities assumed might be adjusted during the measurement period (which shall not exceed one year from the acquisition date) to reflect new information obtained about facts and circumstances existing as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. (See table 1)

On November 29, 2011, a new wholly owned subsidiary, Arauco Panels USA LLC, was incorporated through a capital contribution of ThU.S.$62,711, equivalent to 100% ownership, made by our subsidiary Arauco Wood Products, Inc. Subsequently, on January 24, 2012, Arauco Panels USA LLC acquired for ThU.S.$62,711 a Panel Business industrial plant which has a production line of medium density fiberboard (MDF) moldings and high density fiberboard (HDF), a production line of particle board (PB) panels, and two business lines of Melamine products. The plant is located in Moncure, North Carolina, USA. Was determined fair value of the acquired net assets and at the end of June 2012, recognized a gain on the transaction of ThU.S.$16,263.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	42,717
Inventories	43,253
Property, plant and equipment	323,424
Other assets	11,608
Total Assets	473,429

Financial liabilities, current and non- current	184,531
Trade payables	42,527
Other liabilities	3,869
Total Liabilities	230,927

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537

Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (now Arauco Company Ltd.) and in Arauco Panels USA LLC:

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

Arauco Panels USA LLC	01-24-2012 to 12-31-2012 ThU.S.$
Revenue	115,911
Profit/(Loss)	(5,321)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (now Arauco Company Ltd.)

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

For the purchase of net assets made by Arauco Panels USA, LLC, a negative goodwill was generated, which is presented in the income statement by function under Other gains (losses) and sets out in the following table.

Arauco Panels USA, LLC	2012 ThU.S.$
Amount paid	62,711
Fair value of assets and liabilities acquired	78,974

Negative goodwill	16,263

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2013, there are no new investments in associates to report.

In the months of January, February and April of year 2012, payments were made capital contributions for a total of ThU.S.$13,492 to society Puertos y Logística S.A. ( Ex Puerto Lirquén S.A.). Such contributions imply that at the date of these financial statements, Arauco owns 20.28% of the issued capital of such company.

The following tables set forth information about Investments in associates as of March 31, 2013 and December 31, 2012, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary use and third party own assets, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%	20.2022%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 64,367	ThU.S.$ 63,384

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 35,387	ThU.S.$ 35,780

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 1,218	ThU.S.$ 1,214

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 34,226	ThU.S.$ 40,821

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 66	ThU.S.$ 65

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 332	ThU.S.$ 326

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and others.
Ownership interest (%)	48.9912%
	03-31-2013	12-31-2012
Carrying amount	(ThU.S.$ 10,496)	(ThU.S.$ 6,135)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%
	03-31-2013	12-31-2012
Carrying amount	ThU.S.$ 214,423	ThU.S.$ 211,881

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	03-31-2013
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	226,140	137,233
Non-current	1,161,794	298,374
Equity		952,327
Total Associates (*)	1,387,934	1,387,934

	12-31-2012
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	288,698	90,525
Non-current	1,091,980	306,930
Equity		983,223
Total Associates (*)	1,380,678	1,380,678

	03-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Revenues	73,455	781,936
Expenses	(58,837)	(776,380)
Profit or loss (*)	14,618	5,556

(*)	Includes only Investment in associates.

Movement in Investment in Associates and Joint Ventures

	03-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Opening balance as of January 1	1,048,463	886,706
Changes
Investments in associates, Additions	—	13,562
Investment in joint ventures, Additions	13,252	159,692
Disposals, Investments in associates	—	(6,607)
Share of profit (loss) in investment in associates	1,393	17,947
Share of profit (loss) in investment in joint ventures	2,892	(3,694)
Dividends Received, Investments in Associates	(10,162)	(3,057)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	3,870	(21,879)

Other increase (decrease) in investment and associates and joint ventures	871	5,793
Total changes	12,116	161,757
Ending balance	1,060,579	1,048,463

	03-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	350,020	353,472
Carrying amount of joint ventures accounted for using equity method	710,559	694,991
Total investment accounted for using equity method	1,060,579	1,048,463

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES

Investments and contributions made

As of March 31, 2013, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$13,252 (ThU.S.$145,977 as of December 31, 2012) to two Uruguayan joint ventures, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., with Arauco holding 50% ownership interest in the joint venture. This transaction had no effect on results.

Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, Province of Colonia, Uruguay.

In March 2012 Arauco do Brasil S.A. (a subsidiary) made a capital contribution to Unilin Arauco Pisos Ltda. ( Ex Arauco Pisos Laminados S.A.) in the form of assets for a total of ThR$24,990 (ThU.S.$12,235) for the flooring line of the Pien location (Paraná Brasil), no gain or loss was recognized on this contribution. In April 2012, Arauco sold a 50% interest of Unilin Arauco Pisos Ltda. to Mohwak Unilin International B.V. for ThR$12,500 (ThU.S.$6,120 at December 31, 2013), becoming a joint venture. The sale price for this transaction was equivalent to its carrying amount, thus had no effect on profit or loss. This company is engaged in manufacturing, processing, industrialization and selling of wood laminate floors.

At the date of these financial statements, Arauco has committed contribution to Montes del Plata for ThU.S.$ 52,842.

Investments in Uruguay

The main assets acquired from former owner Grupo Empresarial Ence (Spanish company) during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one forest nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains ownership interest in forestry area of approximately 265 thousand hectares of land, of which 158 thousand hectares are planted.

Investments in Uruguay are joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, each holding a 50% stake.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	03-31-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	41,707	70,624	207,222	105,029
Non-current	1,524,241	967,323	1,396,689	965,918
Equity		528,001		532,964
Total Joint Venture	1,565,948	1,565,948	1,603,911	1,603,911

Investment	264,001		266,482

	03-31-2013 ThU.S.$		03-31-2012 ThU.S.$
Income	3,325		5,121
Expenses	(6,969)		(4,988)
Joint Venture Net Income (Loss)	(3,644)		133

Forestal Cono Sur S.A.(consolidated) (Uruguay)	03-31-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	140,120	57,585	145,133	66,794
Non-current	174,243	7	172,741	6
Equity		256,771		251,074
Total Joint Venture	314,363	314,363	317,874	317,874

Investment	128,386		125,536

	03-31-2013 ThU.S.$		03-31-2012 ThU.S.$
Income	6,986		804
Expenses	(1,289)		(3,534)
Joint Venture Net Income (Loss)	5,697		(2,730)

Eufores S.A.(consolidated) (Uruguay)	03-31-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	82,543	309,182	72,789	288,443
Non-current	633,302	1,094	618,704	868
Equity		405,569		402,182
Total Joint Venture	715,845	715,845	691,493	691,493

Investment	201,016		201,260

	03-31-2013 ThU.S.$		03-31-2012 ThU.S.$
Income	21,817		13,201
Expenses	(18,427)		(15,325)
Joint Venture Net Income (Loss)	3,390		(2,124)

	03-31-2013		12-31-2012
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	16,281	40,483	9,996	40,818
Non-current	286,132	89,286	266,076	89,252
Equity		172,644		146,002
Total Joint Venture	302,413	302,413	276,072	276,072

Investment	86,322		73,001

	03-31-2013 ThU.S.$		03-31-2012 ThU.S.$
Income	1,556		682
Expenses	(1,418)		(561)
Joint Venture Net Income (Loss)	138		121

Eka Chile S.A.	03-31-2013		12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,601	5,614	28,271	8,001
Non-current	30,506	3,920	30,191	3,840
Equity		47,573		46,621
Total Joint Venture	57,107	57,107	58,462	58,462

Investment	23,787		23,312

	03-31-2013 ThU.S.$		03-31-2012 ThU.S.$
Income	16,307		17,843
Expenses	(15,355)		(16,286)
Joint Venture Net Income (Loss)	952		1,557

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

At March 31, 2013 there are no provisions for impairment associated cash generating units.

Disclosure of Impairment Losses of Assets

At March 31, 2013 and at December 31, 2012, respectively are presented provisions for Impairment of Property, Plant and Equipment due to technical obsolescence

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	03-31-2012	12-31-2012
Information relevant to the sum of all impairment	ThU.S.$ 4,712	ThU.S.$ 4,720

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination. The goodwill generated by the investment in Arauco do Brasil S.A. (formerly Tafisa) was allocated to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of March 31, 2013 this goodwill amounted to ThU.S.$ 52,411 (ThU.S.$ 51,649 as of December 31, 2012) for a total of goodwill of ThU.S 59,318. The change in the balance of goodwill from Brasil is due only to the exchange difference on translation. Therefore, there has been no increase in the provision of deterioration.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitucion S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitucion S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection of the court was held on 13th, 14th and 15th of March 2012. The National Defense Council requested the Court to certify the expiration of the term to provide evidence. On September 11, 2012, the Court ordered the total re-foliation of the case file. On September 12, 2012, the Court rejected the National Defense Council’s request to hold the judgment hearing. On January 10, 2013, the ruling was notified to the parties for the purposes they may deem fit. On January 15, 2013, the Company requested a term in order to exercise the rights arising from the re-foliation. On March 13, 2013 the Court ordered the parties to hear judgment. Later dated March 26, 2013 ordered the parties to a conciliation hearing, which was held on April 15 last. On that occasion the Court asked the parties to assess the possibility of reconciling, setting a new hearing date for settlement on May 17, 2013.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

3. On September 22, 2011 Celulosa Arauco y Constitucion S.A. was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the Mataquito river on September 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, harm and suffering and an alleged contractual liability. The reconsideration appeal filed by the Company against the evidentiary ruling is still pending.

4. On December 20, 2012, the Company was notified of the civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant, the settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is pending issued the corresponding self-test, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i)On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 argentine pesos including capital (ThU.S.$ 81,590 at March 31, 2013), compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,149 at March 31, 2013).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine pesos (equivalent to ThU.S.$123,632 as of March 31, 2013), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 01, 2013, APSA received notice of the decision dated December 28, 2012, whereby the I Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination. For this reason, we have not made debt provisions in any of the fiscal years during which said negotiable obligations were in effect.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $ 10,447,705 Argentine Pesos (ThU.S.$2,039 at March 31, 2013) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $ 1,634,914 Argentine Pesos (ThU.S.$319 at March 31, 2013), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8th, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to Chamber I of the National Appeals Court of Adversarial Administrative Matters. On June 15th, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25th, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16 Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim. At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010 in the aggregate amount of R$172 million (approximately US$85 million). In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010. Currently, the aggregate amount of the claims asserted in the Infraction Notice, plus interest, correspond to R$177 million (approximately US$88 million).

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Forestal Celco S.A.

1. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7601-2012. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 12.475-2011.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On January 10, 2013, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly. On January 28, 2013, Forestal Celco S.A. filed an appeal and cassation in the way against the court ruling. Also part of Chillán Electric Cooperative Limited recourse of appeal in the form and appeal. Currently the case shown in Table in the Court of Appeals ruling Chillán to view and resource (role Court No. 78-2013).

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $ 20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On September 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. Since January 15th, 2013, the case file is being studied by the Court Rapporteur, prior to its presentation before the Court.

4. On September 11th, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28th, 1994, referred to the property called “Loma Angosta”, “, which occupies an area of 281,89 hectares, a claim which also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4th, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10th, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court.

5. On January 4, 2013, Forestal Celco S.A. was served process of a civil claim lodged by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. Currently, it ended the discussion period, finding the cause of power decreed state citation to a conciliation hearing. (Case File No.C-180-2012 in the Civil Court of Constitución).

Bosques Arauco S.A.

1. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which would have been occupied materially by Bosques Arauco S.A., in blatant disregard of her property interest. On September 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, and compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not an issue in the judicial proceedings and that therefore there was no judgment on a condemn in that sense. This application has not yet been resolved by the court.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Aserraderos Arauco S.A.

On April 29, 2004, Aserraderos Arauco S.A. was served with breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argued that the contracts entered into with sawmill administrators blind Aserradores Arauco S.A., as considering that between that and Aserraderos Arauco S.A. would be a tacit mandate management, the administrator was acting on behalf and risk of Aserraderos Arauco S.A., entity that ultimately assumed the risks of the business.

There have been no actions for over a year and it is currently archived.

Forestal Cholguán S.A.

1. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3, 2012, the court issued a decision rejecting the claim; the ruling was appealed by the plaintiff and the third adjuvant (Banco del Desarrollo). On April 13, 2012 Forestal Cholguán S.A. filed a request to lift the preliminary injunction, which was rejected by the Court, because of that, the company appealed again. Both appeals are still pending and will jointly view.

Forestal Valdivia S.A.

1. On October 26th, 2012, Forestal Valdivia S.A., a subsidiary of Celulosa Arauco y Constitución S.A. was sued for recovery of real property. The aforesaid suit was filed by the community of heirs left after the death of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the abovementioned community of heirs is the sole and exclusive owner of two real states whose total surface amounts to 1,210 hectares, which would allegedly be occupied by Forestal Valdivia S.A. without any title whatsoever. On November 19, 2012, Forestal Valdivia S.A. opposed before the court dilatory exceptions of relative incompetence and ineptitude of libel, which were rejected. With respect to this decision Forestal Valdivia lodged an appeal, which is pending a ruling by the Court of Appeals of Temuco. Currently the case is in the stage of issuing the corresponding self-test, having already exhausted the discussion period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. Currently in the Complaint was forwarded to the Inspector for that report.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of March 31, 2013 and December 31, 2012 are as follow:

	03-31-2013	12-31-2012
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	8,521	8,875
Provisions for litigations	8,521	8,875
Other provisions	—	—
Provisions, non-Current	15,252	13,281
Provisions for litigations	4,756	4,671
Other provisions	10,496	8,610

Total Provisions	23,773	22,156

	03-31-2013
		Other
Movements in Provisions	Litigations ThU.S.$	Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,546	8,610	22,156
Changes in provisions
Increase in existing provisions	1,354	—	1,354
Used provisions	(1,348)	—	(1,348)
Increase (decrease) in foreign currency exchange	(275)	—	(275)
Other Increases (Decreases)	—	1,886	1,886
Total Changes	(269)	1,886	1,617
Closing balance	13,277	10,496	23,773

	12-31-2012
		Other
Movements in Provisions	Litigations ThU.S.$	Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	2,604	(202)	2,402
Used provisions	(1,098)	—	(1,098)
unused provision reversed	—	—	—
Increase (decrease) in foreign currency exchange	(1,539)	—	(1,539)
Other Increases (Decreases)	(1,528)	5,624	4,096
Total Changes	(1,561)	5,422	3,861
Closing balance	13,546	8,610	22,156

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

NOTE 19. INTANGIBLE ASSETS

Disclosure of Identifiable Intangible Assets

	03-31-2013	12-31-2012
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	22,676	22,311
Computer software	12,502	12,391
Water rigths	5,403	5,114
Other identifiable intangible assets	4,771	4,806

Classes of intangible Assets, Gross	46,961	45,702
Computer software	36,787	35,782
Water rigths	5,403	5,114
Other identifiable intangible assets	4,771	4,806

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(24,285)	(23,391)
Accumulated amortization and impairment, intangible assets	(24,285)	(23,391)
Computer software	(24,285)	(23,391)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	12,391	5,114	4,806	22,311
Changes
Additions	861	—	—	861
Amortization	(832)	—	(35)	(867)
Increase (decrease) in foreign currency conversion	82	—	(1)	81
Others Increases (Decreases)	—	289	1	290
Changes Total	111	289	(35)	365
Closing Balance	12,502	5,403	4,771	22,676

	12-31-2012
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Additions	6,422	—	2,201	8,623
Amortization	(2,779)	—	—	(2,779)
Increase (decrease) in foreign currency conversion	(123)	—	(17)	(140)
Changes Total	3,174	(697)	2,225	4,702
Closing Balance	12,391	5,114	4,806	22,311

		Minimum life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise of plantations forestry, of mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, and Brazil, with a total surface of 1.5 million hectares, out of which 929 thousand hectares are used for forestry planting, 381 thousand hectares are native forest, 147 thousand hectares are used for other purposes and 65 thousand hectares not yet planted.

As of March 31, 2013, the production volume of logs totaled 4.9 million cubic meters (4.3 million cubic meters as of March 31, 2012).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current plantations forestry are current expectations total volume does not decrease, with a minimum equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of plantations forestry supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures to itself, high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item other income within the statement of income. Changes in fair value of biological assets were ThUS$67,609 as of March 31, 2013 and ThUS$43,890, as of March 31, 2012, respectively. As a result of measuring biological assets at its fair value a higher cost of sales of ThUS$46,046 as of March 31, 2013 and ThUS$47,514 was recognized as of March 31, 2012, resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Plantations forestry are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, 12% in Argentina and 8% in Brazil.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(127,387)
	-0.5	134,597
Margins (%)	10	408,277
	-10	(408,277)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the Statement of Income under line items “other income” and “other expenses”, as appropriate.

Plantations forestry classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its plantations forestry, which in conjunction with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture with Stora Enso, which is accounted for in these consolidated financial statements under the equity method (see Note 16).

As of March 31, 2013, Arauco’s investment in Uruguay represented a total of 132 thousand hectares, out of which 79 thousand hectares are allocated to plantations, 6 thousand hectares to native forest, 41 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for those owned by Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, Forestal Río Grande S.A. has pledged its forestry plantations with prohibition to sell and encumber them to secure its liabilities with JPMorgan and Arauco.

As of March 31, 2013, the fair value of these forests was ThU.S.$2,394 (ThU.S.$2,394 as of December 31, 2012).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	03-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Current	259,979	252,744
Non-current	3,496,167	3,473,442
Total	3,756,146	3,726,186

Reconciliation of carrying amount of biological assets

Movement	03-31-2013 ThU.S.$
Opening Balance	3,726,186
Changes in Biological Assets
Additions	32,371
Decreases due to Sales	(398)
Decreases due to Harvest	(65,794)
Gain (losses) arising from changes in fair value less costs to sale	67,609
Increases (decreases) in Foreign Currency Translation	(2,276)
Loss of forest due to fires	(72)
Other Increases (decreases)	(1,480)
Total Changes	29,960
Closing Balance	3,756,146

Movement	12-31-2012 ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	122,595
Decreases due to Sales	(5,548)
Decreases due to Harvest	(330,947)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	231,763
Increases (decreases) in Foreign Currency Translation	(34,553)
Loss of forest due to fires	(3,388)
Other Increases (decreases)	1,680
Total Changes	(18,398)
Closing Balance	3,726,186

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to environmental

At March 31, 2013 and December 31, 2012, Arauco has made and / or has committed the following disbursements by major environmental projects:

Environment Related Disbursement Information

As of March 31, 2013 and December 31, 2012, Arauco made the following disbursements related to its main environmental projects:

		Disbursements undertaken 2013				Committed Disbursements
03/31/2013		State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	925	2013

Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	50,098	Assets	Property, plant and equipment	60,287	2013

Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	303	Assets	Property, plant and equipment	1,036	2013

Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	809	Assets	Property, plant and equipment	990	2013

Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	4,313	Expense	Operating cost	20,012	2012

Alto Parana S.A.	Construction emisario	In process	4	Assets	Property, plant and equipment	764	2013

Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	0	Assets	Property, plant and equipment	1,936	2013

Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,970	Assets	Property, plant and equipment	0	2013

Paneles Arauco S.A.	Environmental improvement studies	In process	4	Assets	Property, plant and equipment	10	2013

Paneles Arauco S.A.	Environmental improvement studies	In process	80	Expense	Administration expenses	201	2013

Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	285	Expense	Operating cost	982	2013

Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	101	Expense	Administration expenses	302	2013

Forestal Celco S.A.	Environmental improvement studies	In process	156	Expense	Administration expenses	482	2013

Forestal Valdivia S.A.	Environmental improvement studies	In process	32	Expense	Administration expenses	100	2013

Aserraderos Arauco S.A	Environmental improvement studies	In process	83	Assets	Property, plant and equipment	5,262	2013

Bosques Arauco S.A.	Environmental improvement studies	In process	39	Expense	Administration expenses	151	2013

		TOTAL	58,277			93,440

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

		Disbursements undertaken 2012				Committed Disbursements
12/31/2012		State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	393	Assets	Property, plant and equipment	4,888	2013
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,109	Assets	Property, plant and equipment	4,971	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,400	Assets	Property, plant and equipment	1,264	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,339	Assets	Property, plant and equipment	1,798	2013
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,402	Assets	Property, plant and equipment	0	2012
Alto Parana S.A.	Construction emissary	In process	47	Assets	Property, plant and equipment	766	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	792	Assets	Property, plant and equipment	1,936	2013
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,202	Assets	Property, plant and equipment	645	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	168	Assets	Property, plant and equipment	34	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	1,046	Expense	Administration expenses	329	2013
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	148	Assets	Property, plant and equipment	0	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,731	Expense	Operating cost	1,835	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	362	Expense	Administration expenses	390	2013
Forestal Celco S.A.	Environmental improvement studies	In process	687	Expense	Administration expenses	484	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	177	Expense	Administration expenses	100	2013

		TOTAL	19,003			19,794

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for saw timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December, 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Land	5,011	5,011
Buildings	5,671	5,739
Property, plant and equipment	2,409	2,860
Total	13,091	13,610

At March 31, 2013, has been an effect on income totaling ThUS$519 related to decreased provision of impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of March 31, 2013 and December 31, 2012.

Financial Instruments	March 2013		December 2012
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	186,982	186,982	240,891	240,891
Interest Rate Swaps	—	—	—	—
Forward	—	—	—	—
Mutual funds (2)	114,621	114,621	180,558	180,558
Hedging instruments	72,361	72,361	60,333	60,333
Swap foreign exchange	72,361	72,361	60,333	60,333
Loans and Accounts Receivables	1,175,941	1,175,941	1,183,327	1,183,327
Cash and cash equivalents	279,859	279,859	215,158	215,158
Cash	97,464	97,464	63,359	63,359
Time deposits	182,395	182,395	151,799	151,799
Accounts Receivables (net)	753,977	753,977	837,746	837,746
Trades and other receivables	634,056	634,056	634,752	634,752
Lease receivable	2,267	2,267	2,871	2,871
Other receivables	117,654	117,654	200,123	200,123
Accounts receivable from related parties	142,105	142,105	130,423	130,423
Other Financial Assets	2,670	2,670	2,029	2,029

Financial Liabilities, Total	4,857,943	5,117,187	4,914,282	5,152,621
Financial Liabilities at amortized cost (3)	4,850,771	5,110,015	4,899,873	5,138,212
Bonds issued denominated in U.S. dollars	2,471,689	2,726,964	2,487,236	2,712,585
Bonds issued denominated in U.F. (4)	951,724	970,213	930,607	949,141
Bank Loans in Dollars and others	743,972	731,578	835,463	835,771
Bank borrowing denominated in U.S. dollars and other currencies	125,633	123,507	86,246	80,394
Financial Leasing	51,339	51,339	56,052	56,052
Government Loans	4,589	4,589	4,910	4,910
Trades and other Payables	494,507	494,507	490,191	490,191
Accounts payable to related parties	7,318	7,318	9,168	9,168
Financial liabilities at fair value through profit or loss	7,172	7,172	14,409	14,409
Interest Rate Swaps	641	641	1,070	1,070
Hedging instruments	6,531	6,531	13,339	13,339
Swap	6,531	6,531	12,694	12,694
Forward	—	—	645	645

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated over market variables that are observable at the date of the financial statements.

The fair values of bonds issued were determined with reference to quoted market prices as they have standard terms and conditions and traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2013, and December 31, 2012.

	March 2013	December 2012
	ThU.S.$	ThU.S.$
Bank borrowings - current portion	87,160	91,652
Bonds issued - current portion	457,031	372,800
Total	544,191	464,452

FINANCIAL COVENANTS

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	March 2013	December 2012
	ThU.S.$	ThU.S.$
Financial debt, current	829,550	806,899
Financial debt, non-current	3,519,398	3,593,615
Other debt guaranteed by Arauco	555,940	555,940
Total	4,904,888	4,956,454
Cash and cash equivalent	(394,480)	(395,716)
Net financial debt	4,510,408	4,560,738
Non-controlling interests	73,029	74,437
Equity attributable to owners of parent	6,969,018	6,891,322
Total equity	7,042,047	6,965,759

Debt to equity ratio	0.64	0.65

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth reconciliation between the financial liabilities and the statement of financial position as of as of March 31, 2013, and December 31, 2012:

Thousands of dollars	Current	March 2013 Non Current	Total
Bonds obligations	457,031	2,966,382	3,423,413
Bank borrowings	352,775	516,830	869,605
Financial Leasing	19,411	31,928	51,339
Government Loans	332	4,257	4,589
Swap and Forward	641	6,531	7,172

Other Financial Liabilities	830,190	3,525,928	4,356,118

Trades and Other Payables	494,507	—	494,507
Related party payables	7,318	—	7,318

Accounts Payable, Total	501,825	—	501,825

Financial Liabilities, Total	1,332,015	3,525,928	4,857,943

Thousands of dollars	Current	December 2012 Non Current	Total
Bonds obligations	372,800	3,045,043	3,417,843
Bank borrowings	413,271	508,438	921,709
Financial Leasing	20,489	35,563	56,052
Government Loans	339	4,571	4,910
Swap and Forward	1,715	12,694	14,409

Other Financial Liabilities	808,614	3,606,309	4,414,923

Trades and Other Payables	490,191	—	490,191
Related party payables	9,168	—	9,168

Accounts Payable, Total	499,359	—	499,359

Financial Liabilities, Total	1,307,973	3,606,309	4,914,282

FINANCIAL ASSETS

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet the Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	March 2013 ThU.S.$	December 2012 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	114,621	180,558	-37%
Mutual Funds	114,621	180,558	-37%

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the company has reduced its position in these instruments compared to December 2012 by 37%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the risk classification of mutual funds as of March 31, 2013 and December 31, 2012:

	March 2013 Th.U.S.$	December 2012 Th.U.S.$
AAAfm	114,351	180,318
AAfm	270	240
Total Mutual Funds	114,621	180,558

Hedging Instruments

As of March 31, 2013, Arauco has certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$72,361 for those in an asset position and ThU.S.$6,351 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$316, which is presented in the consolidated statements of financial position in the line item other current financial assets. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Designated as Hedging Instruments

Swaps hedging Bonds Series H

Hedged Item

In March 2009, Arauco issued Bonds Series H for total of U.F. 2,000,000 at an annual interest rate of 2.25% payable semi-annually (in March and September of each year). In order to mitigate the risk of variability of cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that fully hedge the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at a 2.25% annual interest rate, and pays semi-annual interest (in March and September of each year) based on a notional amount of US$ 35.7 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.99%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$11,066 as of March 31, 2013.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 2: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35.28 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.94%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$11,523 as of March 31, 2013.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series F

Hedged Item

In November 2008 and March 2009, Arauco issued Bond Series F for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued.

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$8,152 as of March 31, 2013.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$8,641 as of March 31, 2013.

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$9,166 as of March 31, 2013.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$9,041 as of March 31, 2013.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$8,284 as of March 31, 2013.

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$960 as of March 31, 2013.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$1,175 as of March 31, 2013.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series J

Hedged Item

In September 2010, Arauco issued bond series J for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (1,359) as of March 31, 2013.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (1,359) as of March 31, 2013.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (1,514) as of March 31, 2013.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (1,277) as of March 31, 2013.

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (1,021) as of March 31, 2013.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series E

Hedged Item

In November 2008 Arauco issued bond series E for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.00% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$ 3,281 as of March 31, 2013.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series P

Hedged Item

In April 2012, Arauco issued bond series P for a total of 5,000,000 UF at an annual interest rate of 3.96% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that partially cover amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of U.S.$ 46.47 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$ 99 as of March 31, 2013.

Contract 2: Arauco receives semi-annual interest (May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (May and November) based on a notional amount of U.S.$ 47.16 million (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$ 972 as of March 31, 2013.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth summarized information of the fair value of the hedging instruments as of March 31, 2013:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - E	3,281	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	8,152	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	8,641	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	9,041	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	9,166	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	8,284	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	961	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	1,175	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	11,523	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	11,066	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(1,359)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(1,359)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(1,514)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(1,277)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(1,021)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -P	99	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -P	972	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Euro	28	Forward
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Euro	26	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	212	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	50	Forward

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	March 2013 ThU.S.$	December 2012 ThU.S.$
Loans and Receivables	1,175,941	1,183,327
Cash and cash equivalents	279,859	215,158
Cash	97,464	63,359
Time Deposits	182,395	151,799
Trade and other receivables	753,977	837,746
Trades and Other receivables	636,323	637,623
Other receivables	117,654	200,123
Accounts receivable from related parties	142,105	130,423

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the cash and cash equivalents balances classified by currency as of March 31, 2013 and December 31, 2012.

	03-31-2013	12-31-2012
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	394,480	395,716
US Dollar	270,562	325,340
Euro	24,295	1,867
Other currencies	98,450	46,080
Chilean pesos	1,173	22,429

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, calling it normal to the line of business, activity or purpose of the operation and financing, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2013 and December 31, 2012:

	03-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Trades and other current receivables	747,439	825,869
US Dollar	475,320	520,803
Euros	28,464	26,711
Other currencies	124,778	113,856
Chilean pesos	117,570	163,084
U.F.	1,307	1,415

Accounts receivable from related parties, current	142,105	130,423
US Dollar	131,537	122,315
Other currencies	2,477	1,268
Chilean pesos	8,091	6,840

Trade and other non-current receivables	6,538	11,877
US Dollar	254	5,204
Chilean pesos	3,382	3,374
U.F.	2,902	3,299

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	March 2013 ThU.S.$	December 2012 ThU.S.$
Financial Assets	1,362,923	1,424,218
Fair value through profit or loss	186,982	240,891
Mutual Funds	114,621	180,558
Hedging Assets	72,361	60,333
Loans and receivables	1,175,941	1,183,327

FINANCIAL LIABILITIES

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		December	December	December	December
		2013	2012	2013	2012
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,850,771	4,899,873	5,110,015	5,138,212
Bonds Issued	U.S. Dollar	2,471,689	2,487,236	2,726,964	2,712,585
Bonds Issued	U.F.	951,724	930,607	970,213	949,141
Bank borrowings	U.S. Dollar	743,972	835,463	731,578	835,771
Bank borrowings	Other currencies	125,633	86,246	123,507	80,394
Government Loans	U.S. Dollar	4,589	4,910	4,589	4,910
Financial Leasing	Other currencies	50,042	54,636	50,042	54,636
Financial Leasing	Chilean pesos	1,134	1,222	1,134	1,222
Financial Leasing	U.S. Dollar	163	194	163	194
Trades and Other Payables	U.S. Dollar	126,863	119,458	126,863	119,458
Trades and Other Payables	Euro	14,923	9,114	14,923	9,114
Trades and Other Payables	Other currencies	75,395	69,867	75,395	69,867
Trades and Other Payables	Chilean pesos	274,570	289,190	274,570	289,190
Trades and Other Payables	U.F.	2,756	2,562	2,756	2,562
Related party payables	U.S. Dollar	1,148	1,474	1,148	1,474
Related party payables	Chilean pesos	6,170	7,694	6,170	7,694

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2013 and December 31, 2012 are as follows:

	Current ThU.S.$	March 2013 Non Current ThU.S.$	Total
Other financial liabilities	829,549	3,519,397	4,348,946
Trade and other payables	494,507	—	494,507
Total Financial Liabilities Measured at Amortized Cost	1,324,056	3,519,397	4,843,453

	Current ThU.S.$	December 2012 Non Current ThU.S.$	Total
Other financial liabilities	244,471	3,038,636	3,283,107
Trade and other payables	397,073	—	397,073
Total Financial Liabilities Measured at Amortized Cost	641,544	3,038,636	3,680,180

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Fair Value

As of the closing date of the financial statements, Arauco held a cross currency swap as a financial liability measures at fair value through profit or loss. This liability incurred a net decrease of 70%, generated mainly by a decrease in the horizon of the time in flows to be discounted.

	Fair value
	March	December
	2013	2012	Period
	ThU.S.$	ThU.S.$	Variation
Financial liabilities measured at fair value through profit or loss	641	1,070	-40%
Swap	641	1,070	-40%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	March 2013 ThU.S.$	December 2012 ThU.S.$
Total Financial Liabilities	4,857,943	4,914,282
Financial liabilities at fair value through profit or loss (held for trading)	641	1,070
Hedging Liabilities	6,531	13,339
Financial Liabilities Measured at Amortized Cost	4,850,771	4,899,873

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	2013	2012
	ThU.S.$	ThU.S.$
Opening balance	(45,110)	(25,914)
Fair value gains (losses) arising during the year	18,244	48,733
Exchange differences of bonds hedged	(14,336)	(72,226)
Finance costs	1,296	5,942
Settlements during the period	(2,344)	(6,468)
Deffered taxes	(572)	4,823
Closing balance	(42,822)	(45,110)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	03-31-2013 ThU.S.$	12-31-2011 ThU.S.$	03-31-2013 ThU.S.$	12-31-2011 ThU.S.$
Assets
Financial assets measure at fair value through profit or loss	Swap	429	—
	Forward	511	(8,204)
	Mutual Funds	284	138
	Total	1,224	(8,066)	—	—

Loans and Receivables	Fix terms deposits	1,421	2,557
	Repurchased agreements	295	226
	Trades and Other receivables	—	—	(209)	497
	Total	1,716	2,783	(209)	497

Hedges Instruments	Cash flow swap	(1,296)	(1,268)
	Total	(1,296)	(1,268)

Liabilities
At amortized cost	Bank loans	(5,127)	(2,765)
	Bond issued obligations	(45,111)	(42,422)
	Total	(50,238)	(45,187)	—	—

Fair Value Hierarchy

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2013, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

		Fair value hierarchy levels
	Fair Value
Thousands of dollars	March 2013	Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments	72,361	—	72,361	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	114,621	114,621	—	—
Financial liabilities measured at fair value
Hedging instruments	7,172	—	7,172	—
Foreign exchange forwards	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	03/31/2012 (ThU.S.$)	12/31/2012 (ThU.S.$)	Coverage Ratio equal to or greater than 2.0 times	Debt to equity ratio(1) equal to or less than 1.2 times	Debt to total assets ratio(2) equal to or less than 0.75 times	Debt to total assets ratio(2) equal to or less than 0.75 times
Domestic Bonds	951,724	930,607	N/R	✓	N/R	N/R
Forestal Río Grande S.A. Loan	26,043	34,725	✓(3)	N/R	✓(3)	✓(3)
Bilateral BBVA Bank Loan	144,021	168,379	✓	✓	N/R	N/R
Bilateral Scotiabank Loan	199,555	198,650	✓	✓	N/R	N/R
Other Loans	355,091	371,291	No Financial Covenants Required
Foreign Bonds	2,471,689	2,487,236	No Financial Covenants Required
Commited Line	0	0	✓		✓	N/R
Flakeboard credit with Arauco warranty	149,486	153,574	✓		✓	N/R

N/R:	Not required for the financial obligation
(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required to the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of March 31, 2013 and December 31, 2012, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of March 31, 2013, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2013 and December 31, 2012 is as follows:

Thousands of dollars	03-31-2013	12-31-2012
Equity	7,042,047	6,965,759
Bank borrowings	874,194	926,619
Financial leasing	51,339	56,052
Bonds issued	3,423,413	3,417,843

Capital	11,390,993	11,366,273

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations subscribed to by counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 04, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its. Domestic credit sales with Euler Hermes Insurance Company and beginning on December 1, 2012, insurance policies all credit sales in the Arauco Group are insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoice with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantees is established in the Arauco’s Guarantee Policy, which has the purpose to control the accounting, maturity and valuation of such guarantees.

As of March, 2013, the total amount of guarantees given was U.S.$ 153,29 millions, which is summarized in the following table.

Guarantees Arauco Group
Guarantees Debtors	77,389,548.34	50.5%
-Certificate of deposit	7%
-Standby L/C	31%
-Promissory notes	56%
-Mortgage	4%
-Pledge	2%

Guarantees Creditors	75,903,238.18	49.5%
-Certificate of deposit	42%
-Standby L/C	46%
-Promissory notes	4%
-Mortgage	7%
-Pledge	1%

Total Guarantees	153.292.786,52	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

During the first quarter of 2013, Arauco’s consolidated revenues from sales were ThU.S.$ 1,182,303 out of which 77.29% correspond to credit sales, 16.95 % to sales with letters of credit, and 5.76 % to other classes of sales.

As of March 31, 2013, to the trade receivables balance was ThU.S.$ 632,808 that according to the agreed term of sales, 73.70% corresponded to credit sales, 21.95% to sales with letters of credit and 4.35% to other classes of sales, distributed among 1,824 customers. The customer with the largest open account outstanding did not exceed 3.88% of total.

Arauco has made no refinancing or renegotiations with its customers.

The receivables covered by credit insurance and collateral were 99.38%, therefore, Arauco’s credit risk exposure of its portfolio is 0.62%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	466,382	100.00%
Secured receivables	463,491	99.38%
Unsecured receivables	2,891	0.62%

(*) Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	March 2013 Th.U.S.$	December 2012 Th.U.S.$
Current Receivables

Trades receivables	632,809	628,455
Financial lease receivables	1,252	1,527
Other Debtors	113,378	195,887
Net subtotal	747,439	825,869

Trades receivables	645,919	641,360
Financial lease receivables	1,279	1,563
Other Debtors	118,427	200,923
Gross subtotal	765,625	843,846

Provision for doubtful trade receivables	13,110	12,905
Provision for doubtful lease receivables	27	36
Provision for doubtful other debtors	5,049	5,036
Subtotal Bad Debt	18,186	17,977

Non Current Receivables

Trades receivables	1,247	6,297
Financial lease receivables	1,015	1,344
Other Debtors	4,276	4,236
Net Subtotal	6,538	11,877

Trades receivables	1,247	6,297
Financial lease receivables	1,015	1,344
Other Debtors	4,276	4,236
Gross subtotal	6,538	11,877

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets for the reconciliation of changes in the allowance for doubtful accounts as of March 31, 2013 and December 2012:

	03-31-2013	12-31-2012
	Th.U.S.$	Th.U.S.$
Opening balance	17,977	24,816
Impairment losses recognized on receivables	246	760
Increase (decrease) of foreign exchange translation	—	88
Reversal of impairment losses	(37)	(7,687)
Closing balance	18,186	17,977

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of March 31, 2013, 90.54% is the debt to date, the 6.56% is between 1 and 15 days past due, 0.70 % are between 16 and 30 days, 0.20 % are between 31 and 60 days, 0.27 % are between 61 and 90 days past due, 0.17 % are between 91 and 180 days past due and 1.56 % have more than 180 days past due, this being the maximum distribution of credit for Arauco.

March 31, 2013

Age of trade receivables
	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThU.S.$	572,951	41,438	4,447	1,247	1,717	1,081	9,882	632,809
%	90.54%	6.56%	0.70%	0.20%	0.27%	0.17%	1.56%	100%

Financial Deterioration in sections
	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThU.S.$	32	(632)	0	(1,117)	(90)	(536)	(10,767)	(13.110)
%	(0.24%)	4.82%	0.00%	8.52%	0.69%	4.09%	82.13%	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2012

Age of trade receivables

	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThU.S.$	552,319	56,530	7,970	3,184	1,101	0	7,351	628,455
%	87.89%	9.0%	1.27%	0.51%	0.18%	0%	1.17%	100%

Financial Deterioration in sections

	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThU.S.$	(20)	(600)	0	(17)	(162)	(578)	(11,528)	(12.905)
%	0.16%	4.65%	0.00%	0.13%	1.26%	4.48%	89.33%	100%

Arauco has recognized impairment losses on trade receivables for a total of US$8,65 million over the last five years which represents 0.052% of total revenues from sales during that five-year period.

Impairment losses of trade receivables as a percentage of total revenues from sales
	2013	2012	2011	2010	2009	Last 5 years
Percentage of impairment losses	0.029%	0.010%	0.15%	0.01%	0.03%	0.052%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2013 was ThU.S.$ 444.36, which represents 22,98% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In December 2012, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding to intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2012 and 2011. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

March 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
-	Arauco Do Brasil S.A.	Real	Banco Alfa-Brasil	118	0	0	40	0	0	0	118	40	Monthly	6.80%	6.80%
-	Arauco Do Brasil S.A.	Real	Banco Alfa-Brasil	89	0	0	0	0	0	0	89	0	Monthly	6.20%	6.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-Estados Unidos	0	0	30,013	60,531	0	0	0	30,013	60,531	(i) semmiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
-	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	0	0	18,008	36,319	0	0	0	18,008	36,319	(i) semmiannual; (k) semiannually from 2012	Libor 6 meses + 0,2%	Libor 6 meses + 0,2%
-	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	49	0	0	90	0	0	0	49	90	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	0	141	0	16,138	0	0	0	141	16,138	maturity	8.00%	8.00%
-	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	0	0	3,528	0	0	0	0	3,528	0	maturity	5.50%	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	0	0	1,491	0	0	0	0	1,491	0	Monthly	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Bradesco	161	0	0	266	0	0	0	161	266	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil-Brasil	187	0	0	88	551	0	0	187	639	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil-Brasil	5,883	0	0	0	0	0	0	5,883	0	maturity	5.50%	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brasil	59	0	0	658	3,822	0	0	59	4,480	Monthly	8.80%	8.80%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim-Brasil	43	0	0	0	0	0	0	43	0	maturity	6.10%	6.10%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim-Brasil	67	0	0	25	156	0	0	67	181	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim-Brasil	0	42	0	31	301	0	0	42	332	maturity	5.50%	5.50%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim-Brasil	6	0	0	27	417	0	0	6	444	maturity	3.30%	3.30%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	63	0	0	88	0	0	0	63	88	Monthly	4.50%	4.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	35	0	0	72	0	0	0	35	72	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	258	0	0	101	631	0	0	258	732	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	76	0	0	29	183	0	0	76	212	maturity	8.70%	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	0	3,667	0	0	0	0	0	3,667	0	maturity	5.50%	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Santander	0	208	0	26,899	0	0	0	208	26,899	maturity	8.00%	8.00%
-	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	261	0	0	412	0	0	0	261	412	maturity	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	34	0	1,626	1,626	2,032	11,904	34	17,188	maturity	7.91%	7.91%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	23	0	1,099	1,099	1,373	7,265	23	10,836	maturity	8.91%	8.91%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	58	0	0	521	521	781	4,883	58	6,706	maturity	6.45%	6.45%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	30	0	1,385	1,385	1,732	8,236	30	12,738	maturity	10.11%	10.11%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	910	0	201,317	0	0	0	910	201,317	maturity	1.59%	1.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	35,011	0	0	0	0	0	0	35,011	0	maturity	0.34%	0.34%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	50,004	0	0	0	0	0	0	50,004	0	maturity	0.36%	0.36%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	50,003	0	0	0	0	0	50,003	0	maturity	0.36%	0.36%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	0	35,002	0	0	0	0	0	35,002	0	maturity	0.39%	0.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	50,018	0	0	0	0	0	0	50,018	0	maturity	0.35%	0.35%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA-Argentina	3,970	0	0	0	0	0	0	3,970	0	maturity	18.50%	18.50%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA-Argentina	5,962	0	0	0	0	0	0	5,962	0	maturity	19.90%	19.90%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA-Argentina	5,922	0	0	0	0	0	0	5,922	0	maturity	18.25%	18.25%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA-Argentina	3,972	0	0	0	0	0	0	3,972	0	maturity	19.00%	19.00%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA-Argentina	7,909	0	0	0	0	0	0	7,909	0	maturity	19.40%	19.40%
-	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	3,971	0	0	0	0	0	0	3,971	0	maturity	19.25%	19.25%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	1,974	0	0	0	0	0	0	1,974	0	maturity	18.25%	18.25%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	41	0	0	0	0	0	0	41	0	maturity	16.50%	16.50%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	6,217	0	0	0	0	0	0	6,217	0	maturity	20.25%	20.25%
-	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brasil	67	0	0	0	183	0	0	67	183	Monthly	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-Estados Unidos	8,901	0	17,142	0	0	0	0	26,043	0	Quartely	Libor 3 months + 0,375%	Libor 3 months + 0,375%
-	Arauco Canada Panels ULC	U.S. Dollar	J.P.Morgan-Estados Unidos	0	1,181	0	34,985	121,417	0	0	1,181	156,402	maturity	L+1,35%	L+1,35%

			Total Préstamos con Bancos	191,352	91,241	70,182	382,747	132,292	5,918	32,288	352,775	553,245

				Maturity							Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	8,495	0	7,960	16,534	0	0	0	16,455	16,534	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	5,943	0	0	28,527	28,527	28,203	394,782	5,943	480,039	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	0	96,765	0	0	0	0	96,765	0	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	0	651	21,868	21,868	21,868	247,540	651	313,144	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	3,625	0	19,190	19,190	19,190	313,014	3,625	370,584	(i) semiannual; (k) Maturity	3.96%	3.96%
-	Alto Paraná S.A.	U.S. Dollar	Bono 144 A-Argentina	0	5,307	0	34,425	293,652	0	0	5,307	328,077	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	0	0	6,142	72,500	72,500	549,490	0	6,142	694,490	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	0	391	18,750	138,759	0	0	391	157,509	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	0	0	303,335	0	0	0	0	303,335	0	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	9,250	0	0	399,972	0	0	0	9,250	399,972	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	0	0	3,889	40,000	40,000	40,000	413,868	3,889	533,868	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	0	0	5,278	47,500	47,500	47,500	535,332	5,278	677,832	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	23,688	8,932	424,411	699,266	661,996	706,251	1,904,536	457,031	3,972,049

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
—	Arauco Canada Panels ULC	U.S. Dollar	Business New Brunswick	0	0	0	4,029	0	0	0	0	4,029	maturity	4.70%	4.70%
—	Arauco Canada Panels ULC	U.S. Dollar	Fednor (industry Canada)	0	0	67	51	0	0	0	67	51	maturity	0.00%	0.00%
—	Arauco Canada Panels ULC	U.S. Dollar	SSM EDC	0	0	265	177	0	0	0	265	177	maturity	1.50%	1.50%

			Total	0	0	332	4,257	0	0	0	332	4,257

				Vencimientos							Total
Rut Deudor	Nombre Deudor	Moneda	Nombre - País Acreedor Préstamo	Hasta un mes MUS$	Más de un mes y no más de tres meses MUS$	Más de tres meses y no más de un año MUS$	Más de un año y no mas de tres años MUS$	Más de tres años y no mas de cinco años MUS$	Más de cinco años y no mas de siete años MUS$	Más de siete años MUS$	Corriente MUS$	No Corriente MUS$	Tipo de Amortización	Tasa Efectiva	Tasa Nominal
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	199	384	3,740	4,222	410	0	0	4,323	4,632	Mensual	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	479	0	0	0	0	479	0	Mensual	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	43	85	373	685	67	0	0	501	752	Mensual	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	713	1,426	7,161	12,858	3,465	0	0	9,300	16,323	Mensual	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	72	145	677	1,329	81	0	0	894	1,410	Mensual	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	24	47	438	792	142	0	0	509	934	Mensual	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	238	477	2,124	5,322	1,824	0	0	2,839	7,146	Mensual	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	17	44	17	0	0	23	61	Mensual	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	2	24	49	0	0	0	28	49	Mensual	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	83	26	0	0	0	114	26	Mensual	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	10	19	86	229	30	0	0	115	259	Mensual	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	14	26	119	300	0	0	0	159	300	Mensual	—	—
—	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	0	0	127	36	0	0	0	127	36

			Total Arrendamiento Financiero	1,327	2,636	15,448	25,892	6,036	0	0	19,411	31,928

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2012:

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	116	0	0	72	0	0	0	116	72	Monthly	7.00%	7.00%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	121	0	0	0	0	0	0	121	0	Monthly	6.70%	6.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	24,379	24,000	97,187	24,169	0	0	48,379	121,355	semiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	48	0	0	111	0	0	0	48	111	maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	0	0	3,432	0	0	0	0	3,432	0	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	158	0	0	288	0	0	0	158	288	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	292	0	0	0	435	0	0	292	435	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	4,270	0	0	0	0	0	0	4,270	0	Monthly	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	63	0	0	722	646	3,472	0	63	4,840	maturity	9.30%	9.30%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	86	0	0	0	0	0	0	86	0	Monthly	6.60%	6.60%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	0	0	0	157	0	0	66	157	maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	0	0	403	0	6	403	Monthly	3.30%	3.30%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	62	0	0	98	0	0	0	62	98	maturity	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	34	0	0	0	75	0	0	34	75	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	256	0	0	0	634	0	0	256	634	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	74	0	0	0	184	0	0	74	184	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	0	2,446	0	0	0	0	0	2,446	0	maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	256	0	0	0	452	0	0	256	452	maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	32	0	1,131	1,131	1,131	11,824	32	15,216	maturity	8.41%	8.41%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	21	0	759	759	759	7,215	21	9,492	maturity	9.41%	9.41%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	60	0	0	385	385	385	5,037	60	6,193	maturity	6.47%	6.47%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	26	0	951	951	951	8,178	26	11,031	maturity	10.61%	10.61%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	0	198	202,671	0	0	0	198	202,671	maturity	1.59%	1.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	15,007	0	0	0	0	0	15,007	0	maturity	0.45%	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	35,015	0	0	0	0	0	35,015	0	maturity	0.45%	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	50,054	0	0	0	0	0	50,054	0	maturity	0.46%	0.46%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	30,010	0	0	0	0	0	30,010	0	maturity	0.49%	0.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	100,093	0	0	0	0	0	0	100,093	0	maturity	0.48%	0.48%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Chile	0	50,035	0	0	0	0	0	50,035	0	maturity	0.71%	0.71%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	108	0	6,100	0	0	0	0	6,208	0	maturity	19.90%	19.90%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	100	0	6,100	0	0	0	0	6,200	0	maturity	18.25%	18.25%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	69	4,067	0	0	0	0	0	4,136	0	maturity	19.00%	19.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	0	104	0	8,960	0	0	0	104	8,960	maturity	19.40%	19.40%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	8,254	0	0	0	0	0	0	8,254	0	maturity	16.60%	16.60%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	122	8,133	0	0	0	0	0	8,255	0	Monthly	16.50%	16.50%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	67	4,067	0	0	0	0	0	4,134	0	Quarterly	19.25%	19.25%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	0	0	0	193	0	0	67	193	maturity	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,012	0	25,713	0	0	0	0	34,725	0	maturity	Libor 3 months + 0,375%	Libor 3 months + 0,375%
—	Arauco Canada Panels ULC	U.S. Dollar	J.P.Morgan - Estados Unidos	0	0	472	0	148,192	0	0	472	148,192	maturity	L+6,5%	L+6,5%
—	Arauco Canada Panels ULC	U.S. Dollar	Business New Brunswick	0	0	0	4,072	0	0	0	0	4,072	maturity	4.70%	4.70%
—	Arauco Canada Panels ULC	U.S. Dollar	Fednor (industry Canada)	0	0	69	69	0	0	0	69	69	maturity	0.00%	0.00%
—	Arauco Canada Panels ULC	U.S. Dollar	SSM EDC	0	0	270	430	0	0	0	270	430	maturity	1.50%	1.50%

			Total Préstamos con Bancos	123,860	223,396	66,354	317,906	178,363	7,101	32,254	413,610	535,623

				Maturity							Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	15,844	16,182	0	0	0	15,844	16,182	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,336	28,020	28,021	27,702	387,369	2,336	471,112	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	710	0	95,875	0	0	0	710	95,875	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,557	0	21,480	21,480	21,480	248,505	2,557	312,945	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,205	18,849	18,849	18,849	307,494	1,205	364,041	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	34,425	293,522	0	0	1,004	327,947	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	72,500	72,500	567,423	0	15,205	712,423	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	18,750	143,429	0	0	2,734	162,179	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	0	299,751	0	0	0	0	307,054	0	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	399,822	0	0	0	4,047	399,822	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	40,000	40,000	40,000	423,664	8,889	543,664	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	47,500	47,500	47,500	546,891	11,215	689,391	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	42,612	6,001	324,187	793,403	665,301	722,954	1,913,923	372,800	4,095,581

				Maturity							Total
Tax ID	Name	Currency	Name - country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	196	392	4,270	4,216	1,186	0	0	4,858	5,402	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	818	0	0	0	0	818	0	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	42	84	400	753	96	0	0	526	849	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	700	1,400	7,307	13,336	4,798	0	0	9,407	18,134	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	71	142	752	1,450	149	0	0	965	1,599	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	23	46	470	722	307	0	0	539	1,029	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	234	468	2,106	5,273	2,429	0	0	2,808	7,702	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	16	43	21	0	0	22	64	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	5	22	55	0	0	0	29	55	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	92	46	0	0	0	123	46	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	9	19	84	225	57	0	0	112	282	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	13	26	116	309	25	0	0	155	334	Monthly	—	—
—	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	0	0	127	67	0	0	0	127	67

			Total	1,302	2,607	16,580	26,495	9,068	0	0	20,489	35,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$45 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2013, the total assets pledged as an indirect guarantee were ThU.S.$826. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a jointly and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	85	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	434	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	169	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Guarantee Letter	—	US Dollar	477	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Guarantee Letter	—	US Dollar	4,472	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	US Dollar	27,423	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	Property, plant and equipment	US Dollar	3,476	Banco HSBC Bank Brasil S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	Property, plant and equipment	US Dollar	1,490	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	531	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	469	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	697	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	264	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	636	Banco Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	219	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	282	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,450	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	152	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	735	Banco do Brasil S.A.
Arauco do Brasil S.A.	Equipment	—	Chilean Pesos	326	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	893	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	223	Minera Spence S.A
		Total		44,903

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	555,940	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders - 144A)
		Total		825,940

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 0.05% (equivalent to ThU.S.$ +/-225), and +/- 0.00% of assets (equivalent to ThU.S.$ +/-135) and EBITDA practically not be affected.

The main financial instrument subject to the risk in exchange rate corresponds to domestic bonds issued denominated in UF and that are not hedged with cross currency swaps described in the hedge accounting disclosures.

	March 2013	December 2012
Bonds Issued in UF (P Series) (*)	3,000,000	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.42% (equivalent to ThU.S.$318) and a change on the equity of +/- 0.42% (equivalent to ThU.S.$318).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2013, 12.1% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.02% (equivalent to ThU.S.$ 109) and +/- 0.00% (equivalent to ThU.S.$+/- 65) on equity.

Thousands of dollars	Marzo 2013	Total

Fixed rate	3,824,426	87.9%
Bonds issued	3,423,413
Bank borrowings (*)	345,085
Financial leasing	51,339
Variable rate	524,520	12.1%
Bonds issued	—
Loans with Banks	524,520
Total	4,348,946	100.0%

Thousands of dollars	Diciembre 2012	Total
Fixed rate	3,853,494	87.6%
Bonds issued	3,417,843
Bank borrowings (*)	379,599
Financial leasing	56,052
Variable rate	547,020	12.4%
Bonds issued	—
Loans with Banks	547,020
Total	4,400,514	100.0%

(*)	Includes variable rate bank borrowings swapped to a fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2013, revenue due to pulp sales accounted for 39.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 12.1% (equivalent to ThU.S.$161 ), on the income after tax and +/- 21.5% (equivalent to ThU.S.$ 131) and +/- 1.1% (equivalent to U.S.$ 79 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 15 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 5.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 36 countries.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 961 thousand hectares are used for plantations, 391 thousand hectares for native forests, 148 thousand hectares for other uses and 60 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco jointly owns a plantation forestry of 135 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under line item “Investment in associates accounted for the equity method” (see Note 15 and 16).

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment for the years ended December 31, 2012, 2011 and 2010 is presented in the tables below:

Period ended March 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	500,797	186,822	37,642	449,897	7,146	0	1,182,304	0	1,182,304
Revenues from transactions with other operating segments	12,588	18	260,870	6,032	6,874	0	286,382	(286,382)	0

Finance income	0	0	0	0	0	5,526	5,526	0	5,526
Finance costs	0	0	0	0	0	(55,957)	(55,957)	0	(55,957)
Net finance costs	0	0	0	0	0	(50,431)	(50,431)	0	(50,431)

Depreciation and amortizations	38,997	5,068	2,642	21,092	996	706	69,501	0	69,501
Sum of significant income accounts	28,700	0	232,210	59,941	0	0	320,851	0	320,851
Sum of significant expense accounts	0	7,880	3,387	15,639	0	0	26,906	0	26,906

Profit (loss) of each reportable segment	81,489	18,594	48,164	36,162	1,011	(91,905)	93,515	0	93,515

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	1,393	1,393	0	1,393
Joint ventures	(1,752)	0	4,543	(375)	0	476	2,892	0	2,892

Income tax expense	0	0	0	0	0	(15,624)	(15,624)	0	(15,624)

Geographical information on revenues
Revenue – Chilean entities	448,082	168,914	21,797	182,560	46	0	821,399	0	821,399
Revenue – Foreign entities	52,715	17,908	15,845	267,337	7,100	0	360,905	0	360,905
Total Ordinary Income	500,797	186,822	37,642	449,897	7,146	0	1,182,304	0	1,182,304

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	27,759	2,028	42,135	42,486	337	207	114,952	0	114,952
Acquisition and contribution of investments in associates and joint venture	13,252	0	0	0	0	0	13,252	0	13,252

Segment Cash Flows
Cash Flows from (used in) Operating Activities	99,772	(3,266)	17,544	54,377	1,160	(12)	169,575	0	169,575
Cash flows (used in) investing activities	(40,209)	(1,644)	(24,895)	(42,457)	(337)	(1,996)	(111,538)	0	(111,538)
Cash flows from (used in) Financing Activities	0	0	(12,382)	42,973	0	(88,902)	(58,311)	0	(58,311)
Net increase (decrease) in Cash and Cash Equivalents	59,563	(4,910)	(19,733)	54,893	823	(90,910)	(274)	0	(274)

Period ended March 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,211,618	619,772	5,563,691	2,170,106	48,583	1,039,472	13,653,242	(22,507)	13,630,735

Investments accounted through equity method
Associates	0	0	214,423	5,354	0	135,596	355,373	0	355,373
Joint Ventures	350,323	0	331,097	0	0	23,786	705,206	0	705,206
Segment liabilities	214,990	60,549	160,181	301,896	14,541	5,836,531	6,588,688	0	6,588,688

Geographical information on non-current assets
Chile	2,675,629	313,609	3,584,794	525,320	65	285,615	7,385,032	987	7,386,019
Foreign countries	829,481	21,211	1,465,513	1,061,420	30,552	128,715	3,536,892	0	3,536,892
Non-current assets, Total	3,505,110	334,820	5,050,307	1,586,740	30,617	414,330	10,921,924	987	10,922,911

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,994,399	765,439	156,950	1,331,981	31,533	0	4,280,302	0	4,280,302
Revenues from transactions with other operating segments	45,928	15	981,169	15,308	31,239	0	1,073,659	(1,073,659)	0

Finance income	0	0	0	0	0	17,778	17,778	0	17,778
Finance costs	0	0	0	0	0	(233,703)	(233,703)	0	(233,703)
Net finance costs	0	0	0	0	0	(215,925)	(215,925)	0	(215,925)

Depreciation and amortizations	158,417	22,071	10,201	54,719	4,231	2,742	252,381	0	252,381
Sum of significant income accounts	28,700	0	232,210	59,941	0	0	320,851	0	320,851
Sum of significant expense accounts	0	7,880	3,387	15,639	0	0	26,906	0	26,906

Profit (loss) of each reportable segment	319,497	90,613	68,250	157,152	5,792	(500,833)	140,471	0	140,471

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	17,947	17,947	0	17,947
Joint ventures	(1,877)	0	(2,803)	(471)	0	1,457	(3,694)	0	(3,694)

Income tax expense	0	0	0	0	0	(171,150)	(171,150)	0	(171,150)

Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	167,554	40,614	149,210	249,812	486	1,099	608,775	0	608,775
Acquisition and contribution of investments in associates and joint venture	146,221	0	822	256,699	0	13,490	417,232	0	417,232

Geographical information on revenues
Revenue – Chilean entities	1,784,533	699,824	99,302	578,346	758	0	3,162,763	0	3,162,763
Revenue – Foreign entities	209,866	65,615	57,648	753,635	30,775	0	1,117,539	0	1,117,539
Total Ordinary Income	1,994,399	765,439	156,950	1,331,981	31,533	0	4,280,302	0	4,280,302

Segment assets	4,292,121	648,727	5,495,698	2,081,583	49,337	1,006,303	13,573,769	(22,583)	13,551,186
Investments accounted through equity method
Associates	0	0	211,881	5,645	0	141,591	359,117	0	359,117
Joint Ventures	339,483	0	326,553	0	0	23,310	689,346	0	689,346
Segment liabilities	187,403	74,458	150,801	273,945	13,409	5,885,411	6,585,427	0	6,585,427

Geographical information on non-current assets (**)
Chile	2,695,193	340,135	3,573,964	469,836	15	273,874	7,353,017	1,048	7,354,065
Foreign countries	834,659	21,228	1,434,819	1,042,327	29,412	135,708	3,498,153	0	3,498,153
Non-current assets, Total	3,529,852	361,363	5,008,783	1,512,163	29,427	409,582	10,851,170	1,048	10,852,218

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.
(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	474,645	188,844	33,975	304,496	8,469	0	1,010,429	0	1,010,429
Revenues from transactions with other operating segments	10,289	2	242,249	3,301	7,599	0	263,440	(263,440)	0

Finance income	0	0	0	0	0	4,534	4,534	0	4,534
Finance costs	0	0	0	0	0	(58,082)	(58,082)	0	(58,082)
Net finance costs	0	0	0	0	0	(53,548)	(53,548)	0	(53,548)

Depreciation and amortizations	35,977	5,591	2,639	11,407	1,173	780	57,567	0	57,567
Sum of significant income accounts	0	0	43,890	0	0	0	43,890	0	43,890
Sum of significant expense accounts	0	4,855	2,583	14,430	0	0	21,868	0	21,868

Profit (loss) of each reportable segment	88,864	14,872	15,052	13,288	(1,898)	(78,116)	52,062	0	52,062

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	(522)	0	0	1,614	1,092	0	1,092
Joint ventures	127	0	(2,427)	0	0	779	(1,521)	0	(1,521)

Income tax expense	0	0	0	0	0	(9,328)	(9,328)	0	(9,328)

Geographical information on revenues
Revenue – Chilean entities	424,168	178,072	19,119	149,076	187	0	770,622	0	770,622
Revenue – Foreign entities	50,477	10,772	14,856	155,420	8,282	0	239,807	0	239,807
Total Ordinary Income	474,645	188,844	33,975	304,496	8,469	0	1,010,429	0	1,010,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	41,560	14,556	44,352	83,879	30	253	184,630	0	184,630
Acquisition and contribution of investments in associates and joint venture	23,665	0	0	0	0	13,490	37,155	0	37,155

Segment Cash Flows
Cash Flows from (used in) Operating Activities	7,785	10,688	49,501	44,652	190	(29)	112,787	0	112,787
Cash flows (used in) investing activities	(65,215)	(14,556)	(37,662)	(209,416)	(30)	21,973	(304,906)	0	(304,906)
Cash flows from (used in) Financing Activities	0	0	4,082	(4,679)	0	410,449	409,852	0	409,852
Net increase (decrease) in Cash and Cash Equivalents	(57,430)	(3,868)	15,921	(169,443)	160	432,393	217,733	0	217,733

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,292,121	648,727	5,495,698	2,081,583	49,337	1,006,303	13,573,769	(22,583)	13,551,186
Investments accounted through equity method
Associates	0	0	211,881	5,645	0	141,591	359,117	0	359,117
Joint Ventures	339,483	0	326,553	0	0	23,310	689,346	0	689,346
Segment liabilities	187,403	74,458	150,801	273,945	13,409	5,885,411	6,585,427	0	6,585,427

Geographical information on non-current assets (**)
Chile	2,695,193	340,135	3,573,964	469,836	15	273,874	7,353,017	1,048	7,354,065
Foreign countries	834,659	21,228	1,434,819	1,042,327	29,412	135,708	3,498,153	0	3,498,153
Non-current assets, Total	3,529,852	361,363	5,008,783	1,512,163	29,427	409,582	10,851,170	1,048	10,852,218

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	31-03-2013	31-12-2012
Activos No Financieros Corrientes	MUS$	MUS$
Caminos por amortizar corrientes	82,164	69,441
Pagos anticipados por amortizar (seguros y otros)	21,826	29,591
Impuestos por recuperar (relacionado a compras)	111,746	100,360
Otros activos no financieros, corrientes	9,151	8,497
Total	224,887	207,889

	31-03-2013	31-12-2012
Activos No Financieros No Corrientes	MUS$	MUS$
Caminos por amortizar no corrientes	106,648	103,026
Valores en garantía	739	737
Impuestos por cobrar	12,500	12,457
Otros activos no financieros, no corrientes	9,896	9,034
Total	129,783	125,254

	31-03-2013	31-12-2012
Pasivos No Financieros Corrientes	MUS$	MUS$
Provisión dividendo mínimo (1)	76,506	47,259
ICMS y otros impuestos por pagar	29,678	25,818
Otros impuestos por pagar	30,509	13,295
Otros pasivos no financieros, corrientes	7,569	5,858
Total	144,262	92,230

(1)	Incluye provisión dividendo mínimo participación minoritaria de subsidiaria.

	31-03-2013	31-12-2012
Pasivos No Financieros No Corrientes	MUS$	MUS$
ICMS y otros impuestos por pagar	95,476	100,589
Otros pasivos no financieros, no corrientes	1,999	815
Total	97,475	101,404

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized gains/(losses), net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table details the adjustments made for the determination of distributable net income as of March 31, 2013 and December 31, 2012 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 03-31-2013	89,222
Adjustments:
Biological Assets
Unrealized gains/losses	(64,540)
Realized gains/losses	46,046
Deferred income taxes	2,289

Total adjustments	(16,205)
Distributable Net Income at 03-31-2013	73,017

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2012	135,812
Adjustments
Biological Assets
Unrealized	(231,763)
Realized	238,846
Deferred income taxes	(11,945)
Deferred income taxes-Exchange rate effect of opening balance biological assets	55,043
Total Biological Assets (net)	50,181
Negative goodwill	(25,148)
Total adjustments	25,033
Distributable Net Income at 12-31-2012	160,845

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line Other current non-financial liabilities included in the Consolidated Balance Sheet as of March 31, 2013 in the amount of ThU.S.$144,262, presents a total of ThU.S.$76,223, which ThU.S.$ 29,206 corresponds to the provision of minimum dividend recorded for the period 2013, deducting the interim dividend equivalent to ThU.S.$47,017, paid on year 2012, both corresponding to the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - March
Earnings (losses) per share	2013	2012
	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	89,222	51,425
Weighted average of number of shares	113,152,446	113,152,446
Basic earnings per share (in US$ per share	0.79	0.45

NOTE 27. EVENTS AFTER THE REPORTING PERIOD

1.	Annual General Meeting of the Company held on April 23, 2013 we proceeded to the election of the Board, being re-elected the same directors who formed the Board at that time.

Also, after the appointed Board Meeting, held a special meeting of the Board, which is appointed Enrique Bezanilla Manuel Urrutia as Chairman, Don Roberto Angelini Rossi as Senior Vice President, and Don Jorge Andujar Fouque as Second Vice President.

It should be noted that according to the above, has left the Presidency of the Company Don José Tomás Guzmán Dumas, who will continue as Director of Arauco. At the board meeting was an express recognition to Don José Tomás Guzmán for their professional and human qualities, and for his leadership for over twenty years in the presidency of the company, which has been key to the development of Arauco and its transformation into one of the major forest companies in the world.

2.	The authorization for the issuance and publication of these Interim Consolidated Financial Statements for the period from January to March 2013 was approved by the Board of Directors of Arauco (the “Board”) at the Extraordinary Session No. 486 held on March 14, 2013.

Subsequent to March 31, 2013 and until the date of issuance of these financial statements, there have been no others events that could materially affect the presentation of these financial statements.